                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB


              General Form for Registration of Securities of Small
                Business Issuers Under Section 12(b) or 12(g) of
                           the Securities Act of 1934.

                                 QORUS.COM, INC.
                 (Name of Small Business Issuer in its Charter)


         FLORIDA                                     65-0358792
(State or Other Jurisdiction of         (I.R.S. Employer Identification Number)
Incorporation or Organization)


9800 SOUTH SEPULVEDA BOULEVARD, SUITE 318, LOS ANGELES, CALIFORNIA     90045
             (Address of Principal Executive Offices)                (Zip Code)

                                 (310) 258-8450
                           (Issuer's Telephone Number)

          Securities to be registered under Section 12(b) of the Act:

                                      NONE

          Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of Class)

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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

A Note About Forward-Looking Statements

         The statements, other than statements of historical fact, included in this registration statement are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "estimate," "anticipate," "believe," "plan," "expect," "intends" or "seek." We believe that the expectations reflected in such forward-looking statements are accurate. However, we cannot assure you that such expectations will occur. Our actual future performance could differ materially from such statements. Factors that could cause or contribute to such differences include, but are not limited to:

     o    adverse economic conditions;
     o    competition in the Internet telecommunications industries generally;
     o the passage of legislation or court decisions adversely affecting the Internet telecommunications industries;
     o    the advent of new technology; and
     o our ability to develop and maintain relationships with third parties to distribute our service.

ITEM 1.  DESCRIPTION OF BUSINESS

Summary


         Qorus.com, Inc. intends to offer "unified messaging" services. To date, Qorus has entered into distribution partnerships for its product, but has generated no significant revenues. Qorus will require substantial additional financing to execute its business plan and has been issued a "going concern" opinion from its accountants.



         Qorus intends to consolidate and simplify voice, e-mail, paging, and fax messaging. According to a recent survey conducted by Pitney Bowes in May 1998, the average worker manages 190 messages a day, including e-mail, faxes, voice mail and standard mail. According to Sounding Board Magazine, there were over 2.8 trillion e-mail messages sent to and from U.S. mailboxes in 1998 and approximately 2 trillion minutes of usage on the public phone network in 1997. In addition to desktop devices, there were 55.3 million pagers, 56 million cell phones, and 8 million personal communications services phones in use in 1998 according to Sounding Board Magazine. The simple fact is that the number of messages and mediums is growing out of control.



         Qorus' service will simplify sending and receiving messages by consolidating all inbound messages and letting the user select the most effective and suitable mode for receiving and responding to these messages. Specifically, it will enable the user to send, receive, sort and filter voice mail, e-mail, faxes, and pages from any phone or Internet ready device in the world. In addition, it will enable the user to listen to text-based messages, such as e-mail, and reply to them by voice. Advanced features will even translate voice and text from one language into another. Qorus' distribution partners are currently testing the service. Qorus expects the service to be operational by early first quarter 2000. We plan to market our services to Internet service providers and small to medium sized telecommunications carriers.




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Our Parents and Affiliates



         We are controlled by Thurston Group, Inc., a privately owned merchant banking firm located in Chicago, Illinois. Thurston Group, directly and indirectly through its various investment limited partnerships, beneficially owns approximately 25% of our common stock.



         Thurston Group is controlled by Patrick J. Haynes, III, our Chairman and the Chairman of the Executive Committee of our board, and Russell T. Stern, Jr., who does not participate in our management. Mr. Haynes actively participates in our management and is effectively our senior executive officer. Our board has granted Mr. Haynes broad authority to manage our day-to-day affairs. Mr. Haynes, however, does not have an employment contract with us and does not receive any cash compensation for providing his services to us.



Background of our Formation



         Thurston Group and its affiliates and Deloitte & Touche Co. founded NetDox, Inc. in 1997 with an initial aggregate capital investment of approximately $35 million. NetDox was formed to develop secure messaging and electronic trust services using Internet technologies.



         Thurston Group and its affiliates founded a privately held Delaware corporation named "Qorus.com, Inc." in early 1999 to develop and provide unified messaging services. At or about this same time, Thurston Group and Deloitte & Touche determined to discontinue their joint venture in NetDox, and Thurston Group acquired Deloitte & Touche's interest. The key employees of NetDox, Michael Sohn, our chief executive officer, and Neil Ludwig, our vice president of operations, joined Qorus, the privately held Delaware corporation. In mid-July 1999, Qorus acquired substantially all of the operating assets of NetDox to use in its unified messaging business.



         Thurston Group and its affiliates have directly or indirectly provided substantially all of our funds for operating activities since March 1999. As more fully described below, we have received minimal revenues from operations to date.


Formation History


         Qorus was originally incorporated under the laws of the State of Florida on January 23, 1991, under the name "Speak Up America Association, Inc." and changed its name to "Golf Ball World, Inc." on January 16, 1996. Golf Ball World changed its name to "Qorus.com, Inc." on May 7, 1999, in connection with its acquisition of all of the issued and outstanding capital stock of Qorus.com, Inc., a Delaware corporation.



         Qorus.com, Inc., the Delaware corporation, was incorporated under the laws of the State of Delaware on March 10, 1999, under the name "GOBIG, Inc." for the purpose of engaging in the telecommunications services business. GOBIG changed its name to "Qorus.com, Inc." on March 24, 1999. To avoid confusion, we will refer to Qorus.com, Inc., the Delaware corporation, as Qorus Delaware. On or about April 15, 1999, Qorus Delaware entered into certain transactions with Tornado Development, Inc. and commenced business operations. Qorus Delaware was founded by Thurston Group, Inc. and its affiliates. Patrick J. Haynes, III is the Senior Managing Director of Thurston Group, Inc. and is Qorus' Chairman of the Board and Chairman of the Executive Committee.



         On or about May 19, 1999, the stockholders of Qorus.com, Inc., the Delaware corporation, entered into an Acquisition Agreement with Golf Ball World. Pursuant to the Acquisition Agreement, each of those stockholders exchanged their shares of Qorus Delaware common stock for an aggregate of 5,333,145 shares of the common stock of Golf Ball World. As a result of such exchange, Qorus Delaware became a wholly owned subsidiary of Golf Ball World and the former stockholders of Qorus Delaware acquired approximately 71.5% of the issued and outstanding shares of Qorus. As provided in the Acquisition Agreement, Golf Ball World changed its name to "Qorus.com, Inc." On or about October 5, 1999, Qorus Delaware was merged with and into Qorus.



Our Product



         We market our services to Internet service providers and telecommunications companies. These Internet service providers and telecommunications companies often desire to offer additional services to complement their basic product but do not have the capability to offer such additional services. We offer our customers the unified messaging service to enhance their basic telephone services. Our unified messaging service can be customized or branded to meet the unique needs of each customer. We believe we can offer services to our customers on a timelier basis than our hardware-based competitors and offer more variety of features than our service based competitors.


Unified Messaging

         Our initial service offering will be unified messaging. This service consolidates in-bound voice, e-mail, and fax messages and enables the user to receive these messages by either voice or text. One of the powerful features of this system is that it can translate voice to text and text to voice. As a result, the user can pick the medium through which they receive messages and the medium through which they send messages. For example, a user can listen to an e-mail via a mobile phone and respond by voice and have the system translate and reply in an e-mail communication.



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         The software is built on an Oracle database and has the ability to manage vast amounts of information efficiently. The key to the system, and what differentiates it from similar software products, is that it stores all information as "objects" instead of medium specific data. Audio, text, video, or any input medium is received and transformed into a neutral object that is then identified and catalogued into the database. Each of these objects is labeled with information describing their contents. For example, the input medium might be labeled by owner, mime type, sub type, size, date, subject, from or to. With this information, the database is able to determine what to do with these objects quickly. For example, the software can save, copy, forward to others, send or schedule for future delivery. The software includes the ability to manipulate these objects based on the instruction from the database accepting whatever it receives through its input and translating it into something that is compatible with its output and sending it to its next destination.



         The software provides many features and can be accessed from multiple devices such as computer, telephone, and personal data assistants. Additional features and access devices can be quickly added because the underlying engine, Oracle database, is based on open architecture standards. We intend to add new features continually both from Tornado Development and other developers with the goal of providing the best products in the marketplace.



         We also intend to offer enhanced services to our basic unified messaging offering. Initial enhanced services will include secure message delivery services. These features include:


         o    Encrypted delivery
         o    Delivery certification (confirmed)
         o    Postmarking
         o    Tracking/audit trail
         o    Sender confidentiality
         o    Transaction archiving
         o    High reliability mass/multi-medium delivery

Enhanced Business Services


         Our plan is to take advantage of the messaging software by providing the e-commerce market with communications management products. We are in the process of designing messaging and verification products for companies that are implementing "paperless" or electronic services. For example, we are currently working on providing an e-ticket service for a major U.S. based airline. In this case, the airline is seeking to reduce its cost of delivering e-ticket information while building its frequent flyer program. Our solution accomplishes both and is expected to be implemented during the first quarter.



         Over the next two years we intend to add services in the following areas:



         o User Conveniences (calendaring, event notification, "follow-me phone")
         o    Personal Time Management
         o Language and Linguistics Communication (multiple language translation of e-mail, voice mail, fax, and page at object level; voice activated commands)
         o Business Services (digital identity, notary services, certified mail, archiving, safety deposit box, control and distribution of valued content, whiteboard collaboration, conferencing, e-mail conference rooms)



         For a description of our plans to finance this business plan, please see Item 2. Management's Discussion and Analysis or Plan of Operation.



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Software License



         Our service is based on software obtained through a global license from Tornado Development, Inc. We also made an equity investment in Tornado Development to secure access to the technology, influence development priorities and provide corporate direction. On July 15, 1999, Qorus acquired 127,324 shares of the Series B Preferred Stock of Tornado Development. At the same time, we also acquired 50,000 warrants to purchase common stock of Tornado Development. Since that time, we transferred 63,581 shares of Series B Preferred Stock and 25,000 warrants to purchase common stock back to Tornado Development in payment of $432,222 in accrued expenses owed to Tornado Development and a credit of $67,778 to be applied to future services or fees due from us to Tornado Development. Mr. Haynes served as a Director of Tornado Development as a representative for Qorus from April 1999 until he resigned in October 1999. Neither Thurston Group nor any of its affiliates has any claim of investment or ownership in Tornado Development.



         On April 15, 1999, Tornado Development granted Qorus a non-exclusive license to use the software developed by Tornado Development that enables a universal messaging solution permitting integration of e-mail, fax, pager and voice mediums, via the Internet, via personal computer and via telephone systems. Under the terms of the license, Qorus may use the software anywhere in the United States, the United Kingdom and any additional countries or jurisdictions identified by us in writing to Tornado. The initial term of the license is 36 months. The term will be automatically extended for an additional 36 month period. Two types of fees are payable by Qorus to Tornado for the license. A license fee in the amount of $15 per subscriber is payable and is based on the monthly average number of subscribers. There is a 10,000 subscriber minimum on the initial server and 5,000 subscriber minimum for each additional server. A royalty fee in the amount of $380 per channel is payable and is based on the number of channels in use.



         The license may be terminated as follows:



     o By either party upon a material breach of the license agreement by the other party if such breaching party has not cured the breach within 30 days of receipt of notice of the breach.



     o By Qorus if Qorus determines in its sole discretion that it is no longer in Qorus' best interest to market the service by providing written notice to Tornado Development.



     o By Tornado Development if Qorus fails to timely pay any fees due under the license agreement and such failure is not cured within ten days.



     o By Tornado Development immediately if Qorus slanders or libels Tornado Development in a manner which has a material adverse impact on Tornado Development or misappropriates or misuses Tornado Development's trademarks or service marks.



         Qorus recently entered into an agreement with Exodus Communications for operation and management of Qorus' software. Exodus Communications is a leader in internet hosting and managed services. None of Qorus, Thurston Group or any of their affiliates has any ownership of or investment in Exodus Communications.





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Marketing Strategy



         Our strategic objective is to become a leader in the development and marketing of communications management products. We intend to focus on the small and home office market and rapidly obtain market penetration by developing distribution relationships.



         According to the U.S. Unified Messaging Services Market Assessment and Forecast, 1998-2003 published by International Data Corp., analysts found that 50% of small businesses have access to the Internet and over 70% have access to a fax machine. We believe that these businesses will be seeking to combine e-mail and fax communications. We believe our basic service offering will provide a simple, cost-effective solution for this market. Once Qorus establishes a presence with its basic service offering, we will market additional Internet document delivery services for e-commerce such as secure message delivery and delivery certification services.



         To obtain market penetration rapidly, we intend to establish distribution relationships with organizations that provide products and services to the small and home office market. We believe that utilizing this distribution method will enable us to reach the largest possible target customer base with our current limited sales and marketing resources. We have targeted Internet service providers, commonly called ISPs, and small and medium telecommunications companies as our distribution partners. Our current distribution partners include Alpha Telecom, C2C Telecom and Cybergate.



         ISPs provide small and home office markets with access to the Internet. Most offer basic e-mail services. Adding our unified messaging service to their existing service permits the ISP to distinguish itself from its competitors. In addition, most ISPs have little or no experience in voice and voice mail systems. Our service provides them with an effective message management tool that does not require a large investment.



         Small and medium telecommunications carriers target the small and home office market. These carriers often offer customers voice mail as an enhanced service. Our service will enhance these offerings and help reduce customer churn. An executive at Call Sciences Corp. stated in Phone+ Magazine that CallNet Data Systems, Inc., a subsidiary of British Telecommunications plc, reduced its customer churn by 80% over a six-month period by using unified messaging. In addition, unified messaging is expected to provide two to three times more direct revenue than voice mail alone and indirect revenue through increased usage. As Qorus penetrates the small and home office market, we intend to expand into the mass consumer and large enterprise market. Both provide opportunity and challenges.



         The mass consumer market is a large but fragmented market. Analysts expect that consumers will move to unified messaging as a means to simplify communications at home. The challenge in this market is reaching the consumer and providing convenience at a reasonable price. Qorus believes that the consumer market is best reached through direct marketing. We will use our distribution partner relationships to reach this segment but recognize that even with the support of our distribution partners, we will require additional resources to properly enter this market.



         We will also market our service to the large enterprise market. This market presents the biggest challenge. These organizations are more likely to purchase customer premise equipment based solutions and manage them internally. In addition, they have significant investment in existing systems.



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         We intend to enter this market by targeting branch offices and parts of the organizations that travel extensively. We intend to develop relationships with systems integrators and telecommunications companies to assist with this market. We will utilize a direct sales force to market directly to our distribution partners. We will develop standard and custom service packages designed for specific markets and needs. We believe that this market will require significant additional resources.



         In order to enter the consumer and large enterprise market, we will need to obtain additional funding through existing operations or outside sources. Such funding sources may or may not be available at the appropriate time.



Distribution Partners



         Below is a brief description of the agreements entered into with our distribution partners. None of these agreements grant exclusive rights to the distributor. We may enter into agreements with other parties covering the same or different territory at any time.



         On or about July 8, 1999, Qorus entered into an authorized reseller agreement with U.K. based Alpha Telecom to offer unified messaging services in the United Kingdom, Germany and Switzerland. Alpha Telecom is based in the United Kingdom and is one of the fastest growing European telecommunications service providers in Europe. Alpha Telecom will offer our services to more than 500,000 of its customers in the United Kingdom and continental Europe. The term of the agreement is three years and will be automatically extended for additional one year periods unless one party gives the other party notice of termination six months prior to the then current expiration date. We will share the revenue earned for our service equally with Alpha Telecom. The monthly fee for the service is (pound)9.95 per month per subscriber and may be changed only with the written consent of both Qorus and Alpha Telecom. Alpha Telecom is expected to begin offering Qorus' service in the first quarter of 2000. None of Qorus, Thurston Group or their affiliates have any ownership or investment in Alpha Telecom.



     On October 21, 1999, Qorus entered into an authorized reseller agreement with CyberGate. The term of the agreement is one year and will be automatically extended for additional one year periods unless one party gives the other party notice of termination 90 days prior to the then current expiration date. CyberGate will pay us $8.00 per month per subscriber. We have agreed to participate with CyberGate in developing and implementing appropriate incentive programs to accelerate acceptance of the unified messaging product by the market. Each of Qorus and CyberGate will contribute $25,000 in marketing funds to be used in encouraging subscription to the service. These funds will be used in programs jointly developed by us and CyberGate. CyberGate is a subsidiary of e.spire Communications. e.spire Communications, formerly known as American Communications Services, was founded by Thurston Group, Inc. and its affiliates in 1992. Mr. Haynes served as president of American Communications Services until 1993. Russell T. Stern, Jr., a principal of Thurston Group and its affiliates, served on e.spire's Board of Directors from 1992 to 1994. Thurston Group and its affiliates currently own less than 1% of the total shares outstanding in e.spire Communications. William Salatich, a member of the board of directors of Qorus, currently owns less than 1% of e.spire Communications' outstanding stock. George Middlemas, a member of the board of directors of Qorus, is a former director of e.spire and currently owns, directly or indirectly, approximately 2.4% (on a fully diluted basis) of the total shares outstanding in e.spire Communications' outstanding stock. Qorus has no ownership or investment in e.spire Communications.




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         On September 21, 1999, Qorus entered into an authorized reseller agreement with C2C Telecom, Inc. to offer unified messaging services in the United States. The term of the agreement is one year and will be automatically extended for additional one year periods unless one party gives the other party notice of termination three months prior to the then current expiration date. C2C will pay us 20% of its advertising revenue from the C2C website (pincity.com) on a monthly basis. In addition, we will earn a fee of 50% of the gross margin earned through unified messaging accounts. Gross margin is defined as revenue less operating costs (excluding interest, depreciation, amortization and payments or distributions to the owners of C2C).



         On September 10, 1999, we entered into a master agreement with Moore Business Communications Services to provide electronic messaging services. The agreement does not obligate Moore Business Communications Services to order any services from us, or us to agree to provide services, but establishes the terms and conditions controlling if, as and when a statement of work is entered into by the parties and services are ordered. We entered into a statement of work under the master agreement on December 29, 1999. The statement of work relates to the development and operation of an electronic ticketing process for Northwest Airlines. We will adapt our product to fax or e-mail a trip summary and receipt to Northwest Airlines' customers. The statement of work is for a three year term. Moore Business Communications Services may terminate the statement of work at any time for a termination fee of 25% of the total amount to be paid under the statement of work. However, Moore Business Communications Services may terminate the statement of work and a termination fee will not be payable if Northwest Airlines terminates its agreement with Moore Business Communications Services.


Competition


         The industry is new and rapidly evolving. We expect competition to intensify as the market grows. There are three segments in the market, those that offer customer premise equipment based products, software based products and outsource providers.



         The customer premise equipment based product providers are the large telecommunications equipment vendors such as Lucent and Nortel and the large communications carriers such as AT&T




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and MCI/WorldCom. The target market for these competitors is large enterprises where they already provide products and services. The challenge in this market is integration of the customer premise equipment product with the customers' existing systems, both voice and data.



         There are several new competitors that offer software based products. Most of these are relatively small and are focused on selling software licenses to large enterprises. Some of the competitors in this segment include iPost, Orchestrate, General Magic Portico, UPA, Wildfire, and Jfax. These competitors face the same challenge of dealing with the large enterprise market integration and sales and support requirements.



         Recently, several new competitors have entered our market. These include Linx Communications and Call Sciences. They tend to be regionally focused and are competing directly with the ISPs and the telecommunications carriers. These competitors lack distribution and rely exclusively on Internet search engines to market their products.



         We believe Qorus has several advantages over our competition. Our solution is an Internet based solution that offers more features and supports more communication mediums than any one competitor. Some competitors offer Internet based solutions, but none of these systems is Java based, and therefore not independent of the user's type of computer and software. We are committed to maintaining a technical advantage over our competitors. We have chosen this software as the basis of our service because of our strong belief of the proliferation of the Internet and the combination of voice, video, and data capabilities on the Internet.



         Most of our competitors are targeting large organizations and selling customer premise equipment products or licensing software. We believe that this market will be slow to adopt enhanced messaging services. Most of the companies in this market are working on Y2K initiatives or upgrading existing systems to new technology. Buyers in these organizations include the information technology and communications departments, two groups that are difficult to coordinate. They require significant sales and support resources to service long sales lead times. Our target market is more likely to use an Internet based product and plan to use it in the near future. In addition, smaller organizations do not have the existing system problem and are willing to outsource a non-revenue producing activity of their business.



         We recognize that rapidly building market share is critical to the success of Qorus. Most of our competitors are relying on an internal sales force or direct marketing through the Internet for their distribution. We believe we can offer significant value to our distribution partners by enabling them to differentiate themselves in the market place by offering our unified messaging service.


Industry

         The communications industry is undergoing significant change and rapid growth. This is being fueled by four key elements:

         o    Deregulation and the introduction of competition on a global basis
         o Rapid advancement of computer and communications technology that is increasing speed, capacity, and quality
         o The emergence of the Internet as a significant communications medium
         o A deflationary environment that has reduced cost and stimulated demand



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         In this industry, the Internet is the fastest growing segment.
According to analysts at Wit Capital, the number of web users is expected to grow from 142 million in 1998 to over 500 million by the year 2003. The cornerstone of activity of these users is e-mail. Electronic Mail and Messaging Systems estimates that the total number of global e-mail boxes has increased to 325 million at the end of 1998 from 198 million at the end of 1997. By the year 2001, the number of mailboxes is expected to continue to grow and in the U.S. analysts anticipate that there will be more than 6.8 trillion electronic messages according to Sounding Board Magazine.



         In addition to e-mail, the Internet is starting to attract fax and voice traffic. For example, making telephone calls using the Internet, commonly referred to as Internet telephony, represented about $2 billion of revenue in 1998 according to Sounding Board Magazine. Analysts expect that by the year 2002, Internet telephony revenue will approach $25 billion according to Sounding Board Magazine. Fax traffic is also growing. Sounding Board Magazine reports that the Internet fax market was estimated at over $120 million in 1998 and is expected to grow to over $420 million by 2002.



         In 1998, service revenue from e-mail was estimated at approximately $6 billion according to International Data Corp.'s Unified Messaging Report and revenue from voice-mail services was estimated at approximately $2 billion according to Sounding Board Magazine. Analysts estimate that by 2002 service revenue for these applications will approach $12 billion and $1-5 billion for the unified messaging market as reported in the Unified Messaging Report.



         The Internet is rapidly maturing into a global communications medium. It is evolving from passive publishing to an interactive communications and applications environment. It will continue to play an increasingly important role in electronic commerce, become the dominant source of information, and we believe it will be the medium of choice for voice, data, and video communications.



         We believe that the combination of voice and data networks will be the most significant event to impact the information and communications industry over the next few years. We also believe that the market for services and applications based on the combined networks will grow exponentially. We believe our software-based service will position us to participate in this growth by enabling us to offer enhanced services above and beyond unified messaging. We believe the rapidly evolving e-commerce industry offers especially promising opportunities for new services and we intend to actively focus on developing messaging solutions for the e-commerce market.


Year 2000 Compliance

         Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with these "Year 2000" requirements. Qorus' business is dependent upon on the operation of numerous systems that could potentially be impacted by Year 2000 related problems.


         The third-party vendor upon which we materially rely is Tornado Development, which provides the software on which our service is based. Tornado Development has responded to our inquiries into its Year 2000 readiness. Tornado Development has warranted to Qorus that the unified messaging and related software provided by Tornado Development is Year 2000 compliant. To our knowledge, our other key vendors, distributors and suppliers are Year 2000 compliant.




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         Qorus has also conducted an internal assessment of all material information technology and non-information technology systems at our headquarters for Year 2000 compliance. Our internal assessment involved the analysis of both mission critical and non-critical systems. The assessment of all mission critical and non-critical systems is complete and we believe all such systems are Year 2000 compliant. However, due to the complex nature of our services and the fact that our systems are interconnected with other carriers and suppliers, both domestic and international, Qorus is unable to guarantee Year 2000 compliance or provide Year 2000 warranties.


         To date, we have not incurred and do not expect to incur any material costs in identifying or evaluating Year 2000 compliance issues. Most of our expenses have related to, and are expected to continue to relate to, the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. These expenses are not expected to be material to our financial position or results of operation. These expenses, however, if higher than anticipated, could have a material and adverse effect on our business, results of operations and financial condition.


         Based upon the Year 2000 disclosure statements that we have received from Tornado Development there can be no assurance that we will not discover Year 2000 compliance problems in our systems that will require substantial revisions or replacements. In the event that the operational facilities are not Year 2000 compliant, we may be unable to deliver services to our customers. In addition, there can be no assurance that third-party software, hardware or services incorporated into our material systems, especially of those vendors that have indicated that they cannot assure Year 2000 compliance, will not need to be revised or replaced, which could be time-consuming and expensive. Our inability to fix or replace third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs and other business interruptions, any of which could have a material adverse effect on our business, results of operations and financial condition. Moreover, the failure to address Year 2000 compliance issues in our software, hardware or systems adequately could result in claims of mismanagement, misrepresentation or breach of contract and related litigation, which could be costly and time-consuming to defend.


         In addition, there can be no assurance that governmental agencies, utility companies, Internet access companies and others outside our control will be Year 2000 compliant. The failure by these entities to be Year 2000 compliant could result in a systemic failure beyond our control, including, for example, a prolonged Internet, telecommunications or electrical failure, which could also prevent us from delivering our services to our users, decrease the use of the Internet or prevent users from accessing our services, any of which would have a material adverse effect on our business, results of operations and financial condition.

         Currently, we do not have a contingency plan to deal with the worst case scenario that might occur if technologies on which we depend are not Year 2000 compliant and fail to operate effectively after the Year 2000. The results of our Year 2000 compliance evaluation and the responses received from distributors, suppliers and other third parties with which we conduct business, especially of those vendors that have indicated that they cannot assure Year 2000 compliance, will be taken into account in determining the need for and nature and extent of any contingency plans.

         If our present efforts to address the Year 2000 compliance issues discussed above are not successful, or if distributors, suppliers and other third parties with which we conduct business do not successfully address such issues, our users could seek alternate suppliers of our products and services. Any material Year 2000 problem could require us to incur significant unanticipated expenses to remedy and could divert our management's time and attention, either of which could have a material adverse effect on our business, operating results and financial condition.


         As of January 20, 2000, none of our or Tornado Development's mission critical systems has experienced any Year 2000 problems.


Government Regulation

         There are presently few laws and regulations that apply specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, it is possible that laws and regulations with respect to the Internet may be adopted at federal, state, provincial and even local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Such future regulations may have a material adverse effect on Qorus and its business.

         Although sections of the U.S. Communications Decency Act of 1996 that, among other things, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, similar laws may be proposed, adopted and upheld in the U.S. or other jurisdiction. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act could subject Qorus or its customers to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition.

         The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for the services of Qorus or increase the cost of doing business or in some other manner have a material adverse effect on our business, results of operations and financial condition.

         In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for the services of Qorus or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition.

         Qorus is not currently subject to direct regulation by the Federal Communications Commission or any other governmental agency, other than regulations applicable to businesses in general. However, in the future, we may become subject to regulation by the FCC or another regulatory agency. Our business could suffer depending on the extent to which our activities are regulated or proposed to be regulated.

         Qorus collects sales and other taxes in the states and countries in which we have offices and are required by law to do so. One or more jurisdictions have sought to impose sales or other tax obligations on companies that engage in online commerce within their jurisdictions. A successful assertion by one or more jurisdictions that we should collect sales or other taxes on our products and services, or remit payment of sales or other taxes for prior periods, could have an adverse effect on our business. It is possible that U.S. states may impose taxes on Internet based commerce after October 21, 2001 after the moratorium on such taxes imposed by the Internet Freedom Act expires. The materiality of such taxes on our results of operations cannot be estimated at this time.

         The growth of the Internet, coupled with publicity regarding Internet fraud, may lead to the enactment of more stringent consumer protection laws. If Qorus becomes subject to claims that we have violated any laws, even if we successfully defend against these claims, our business could suffer. Moreover, new laws that impose restrictions on our ability to follow current business practices or increase our costs of doing business could hurt our business.

Employees


         As of December 31, 1999, we employed nine people, two of whom are engaged in marketing and sales, four in customer service and operations, and three in management and administration. Our employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.



Risk Factors


         In addition to the other information set forth elsewhere in this registration statement, you should carefully consider the following risk factors in evaluating the merits of an investment in Qorus.


WE ARE IN THE INITIAL STAGES OF DEVELOPING AND MARKETING OUR PRODUCT AND HAVE HAD MINIMAL REVENUES. OUR FAILURE TO GENERATE REVENUE IN THE FUTURE WOULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO CONTINUE AS A GOING CONCERN.


         Qorus began its present business in early 1999 and, as of the date of this registration statement, has not generated significant revenue.

WE MAY NEED SUBSTANTIAL ADDITIONAL FINANCING TO CONTINUE AS A GOING CONCERN. WE HAVE NO PRESENT COMMITMENTS TO OBTAIN SUCH FINANCING.

         In addition, our failure to obtain substantial additional financing would materially adversely affect our ability to implement our business plan and to develop our services and products.

OUR UNIFIED MESSAGING SERVICE IS IN THE EARLY STAGE OF DEVELOPMENT. OUR FAILURE TO DEVELOP OUR UNIFIED MESSAGING SERVICE, OR TO DEVELOP IT IN A TIMELY MANNER, WOULD MATERIALLY ADVERSELY AFFECT OUR FUTURE RESULTS OF OPERATIONS.

         Qorus' services are designed as an electronic messaging system which affords effective and efficient communication among e-mail, fax, pager and voice mediums, via the Internet or over the phone. The market for Qorus' services is at an early stage of development, is rapidly evolving and is characterized by an increasing number and size of market entrants who have introduced or are developing competing products or services. Demand and market acceptance for recently introduced services is subject to a high level of uncertainty. There can be no assurance that unified messaging related products and services developed by others will not adversely affect our competitive position or render our services noncompetitive.

OUR BUSINESS IS DEPENDENT ON THE FUTURE SUCCESS OF THE INTERNET.

         We are dependent on the future success of the Internet and whether it continues to grow and be utilized as a communications medium. If consumers lack confidence in utilizing Internet based services, because of inadequate development of the necessary infrastructure or as a result of security issues, and the Internet does not become or continue as a viable communication medium, our business, operating results and financial condition will be materially adversely affected.

WE FACE SUBSTANTIAL COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY, AND MANY OF OUR COMPETITORS ARE LARGER AND HAVE MORE RESOURCES THAN WE HAVE. OUR FAILURE TO COMPETE SUCCESSFULLY WITH EXISTING OR FUTURE COMPETITORS WOULD MATERIALLY ADVERSELY AFFECT OUR FUTURE RESULTS OF OPERATIONS.


         The market for our services is extremely competitive, subject to rapid change and characterized by constant demand for new features, new enhancements, and lower prices. Possible competitors range from small companies with limited resources to very large companies with substantially greater financial, technical, managerial, and marketing resources. Competitors may be able to develop and offer products and services that are comparable or superior to those offered by Qorus or adapt more quickly than Qorus to new technologies or evolving customer requirements.


FUTURE REGULATION OF THE INTERNET OR E-COMMERCE BY VARIOUS GOVERNMENT AUTHORITIES COULD ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

         Only a small body of laws and regulations currently apply specifically to content of, access to, or commerce on, the Internet. However, laws and regulations with respect to the Internet may be adopted by governments in any of the jurisdictions in which Qorus can sell its services and products, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. To the extent the adoption of such laws and regulations increases our costs or expenses or decreases the demand for our services and products, our business and financial results would be adversely affected.


A SIGNIFICANT PERCENTAGE OF OUR OUTSTANDING COMMON STOCK IS CONTROLLED BY INSIDERS. THEREFORE, CURRENT MANAGEMENT CAN CONTINUE TO GOVERN THE COMPANY AND MAY DETER A CHANGE IN CONTROL WHICH COULD BE BENEFICIAL TO OTHER STOCKHOLDERS.



         Qorus' executive officers and directors, in the aggregate, beneficially own approximately 45.04% of Qorus' outstanding common stock. As a result, such persons, acting together, will have the ability to control most matters submitted to stockholders of Qorus for approval (including the election and removal of directors) and to control the management and affairs of Qorus. Accordingly, such concentration of ownership may have the effect of delaying, deferring or preventing a change in control of Qorus, impeding a merger, consolidation, takeover or other business combination involving Qorus or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of Qorus, which in turn could have a material adverse effect on Qorus' market value.

OUR COMMON STOCK TRADES ONLY SPORADICALLY AND HAS EXPERIENCED IN THE PAST, AND IS EXPECTED TO EXPERIENCE IN THE FUTURE, SIGNIFICANT PRICE AND VOLUME VOLATILITY, WHICH SUBSTANTIALLY INCREASES THE RISK OF LOSS TO PERSONS OWNING OUR COMMON STOCK.


         Because of the limited trading market for our common stock, and because of the possible price volatility, you may not be able to purchase or sell shares of our common stock when you desire to do so. The inability to sell your shares in a rapidly declining market may substantially increase your risk of loss because of such illiquidity and because the price for our common stock may suffer greater declines because of its price volatility.



OUR STOCK NO LONGER IS ELIGIBLE FOR TRADING ON THE OTC BULLETIN BOARD, AND THERE CAN BE NO ASSURANCE THAT OUR STOCK WILL BE TRADED ON THE OTC BULLETIN BOARD IN THE FUTURE.



         On December 1, 1999, our stock became ineligible for trading on the OTCBB because of our failure to comply with the NASD's eligibility rule. Even if we once again become eligible for trading on the OTCBB, there is no assurance that any market maker will take the actions necessary for our stock to resume trading. The price of our stock has declined materially since December 1, 1999, and, even if our stock resumed trading on the OTCBB, there can be no assurance that the price of our stock will be positively affected.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


SAFE HARBOR LANGUAGE



         In addition to historical information, the information included in this Registration Statement contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to Qorus' capital resources, performance and results of operations. Forward-looking statements involve numerous risks and uncertainties and should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believe", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "pro forma", "estimates" or "anticipates" or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: market acceptance of Qorus' product, limited experience in marketing this product, uncertainty of product acceptance in the marketplace, dependence upon new technology, dependence on performance of third-party software provider, and competition. The success of Qorus also depends upon economic trends and the increase use of the Internet as a communications medium. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only. Qorus assumes no obligation to update forward-looking statements. See also Qorus' reports filed from time to time with the Securities and Exchange Commission pursuant to the Securities Act or the Exchange Act.



DESCRIPTION OF BUSINESS



         Qorus.com, Inc., a Florida corporation, was incorporated on January 23, 1991 as "Speak Up America Association, Inc." On December 22, 1995, a shareholder contributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to the company and the company changed its name to "Golf Ball World, Inc." The company operated through December 30, 1998, at which time it distributed 100% of the common stock of its subsidiary, Golf Balls N' Golf Balls, Inc., to its shareholders as a dividend. Qorus' current service offering, an internet-based, voice, e-mail, paging, and fax messaging under one mode of communication service ("unified messaging service"), was commenced by Qorus.com, Inc., a Delaware corporation ("Qorus-Delaware"). Qorus currently has a non-exclusive software license from a related party that allows it to provide the unified messaging service and a non-exclusive license that allows it to provide a message system for distribution of fax messages. Qorus has limited capability to customize the software to meet the specific requirements of each customer.



         On May 4, 1999, the company's board of directors adopted a resolution to amend the articles of incorporation and change the name of the corporation to Qorus.com, Inc. On May 19, 1999, Qorus acquired 100% of the common stock of Qorus-Delaware, in exchange for 5,333,145 shares of its common stock. The acquisition was accounted for using the reverse purchase method of accounting, pursuant to which Qorus-Delaware was treated as the acquiring entity for accounting purposes. The assets, liabilities and shareholders' equity have been recorded at their historical values. The net assets acquired were $3,191,234 at May 19, 1999.



         Furthermore, the unified messaging service commenced by Qorus-Delaware is the only business service that was offered by Qorus in 1999. Accordingly, the former business operations of Golf Ball World, Inc. were not continued and have no relevancy to the current business operations of Qorus. Unless the context otherwise requires, references to Qorus refer to the current unified messaging business commenced by Qorus-Delaware beginning March 1999.



         Qorus' revenue to date is from one customer who is a distributor that has paid for services related to customizing the service offering of Qorus with the intent of providing the service to its customers. Qorus expects to receive revenue from this customer related to the provision of messaging services in the first quarter of 2000.



         Qorus also has agreements with two telecommunications companies and one Internet service provider, all three of which intend to use the Qorus service to provide unified messaging to their customers. Qorus expects to receive revenue from the two telecommunications companies in the first quarter of 2000 and also expects to receive revenues from the ISP in the first or second quarter of 2000. Qorus' expenses have exceeded net revenues since inception. For the period ended September 30, 1999, Qorus sustained net losses of $1,857,755. Qorus expects to sustain net losses in excess of $3,000,000 for the year ended December 31, 1999.



         Inasmuch as Qorus will continue to have a high level of operating expenses, Qorus will continue to be required to make certain up-front expenditures in connection with its system engineering efforts to prepare the messaging service for each customer's service launch. It will also incur up-front expenses to continue its sales and marketing effort. Qorus anticipates that losses will continue for the foreseeable future.



         Qorus records as revenue the service fee charged for system engineering required to customize the product for specific electronic messaging applications beyond its core unified messaging product. Qorus intends to record as revenue the service fee charged to customers using the unified messaging service and other enhanced business services as they are offered by Qorus. Although revenues generated from system engineering accounted for 100% of revenues for the period ended September 30, 1999, Qorus anticipates that the revenues generated from the messaging services and other enhanced business services will eventually become the larger source of future revenues for its unified messaging service segment.



         Management believes that Qorus must either acquire or merge with another company that will provide additional complimentary services to its messaging services in order to compete with companies offering similar services. As such, Qorus is currently in preliminary negotiations with a potential merger partner that would complement the unified messaging service business and add related business segments. If negotiations are not successful with this company, another company will need to be identified that will provide the desired results mentioned above. Qorus intends to raise additional capital based on a successful acquisition or merger and the additional Internet and telecommunications services that the acquisition or merger will provide.



RESULTS OF OPERATIONS



         The following selected financial data should be read in conjunction with the financial statements of Qorus and the related notes thereto included elsewhere in this registration statement. The statements of operations set forth below with respect to the interim nine-month period ended September 30, 1999 and the years ended December 31, 1998 and 1997 are derived from the audited financial statements of Qorus included elsewhere in this registration statement.




                                       September 30,   December 31,   December 31,
BALANCE SHEET DATA                         1999           1998           1997
Cash and cash equivalents              $    32,332    $        11    $     1,750
Total Assets                             3,535,510             11         11,190
Notes payable to related parties           519,776
Total Liabilities                        1,527,480
Accumulated deficit                     (2,066,375)      (208,620)      (120,668)
Total stockholders' equity (deficit)     2,008,030             11        (11,923)



                                               September 30,   December 31,   December 31,
STATEMENT OF OPERATIONS                            1999           1998           1997
Revenues                                       $    62,000    $         0
Total costs and expenses                         1,985,362         76,458

Loss from operations                            (1,923,362)       (40,770)       (43,464)
Other income (expense), net                         65,607             --             --
Loss from discontinued operations                                 (47,182
Net Loss                                       $(1,857,755)   $   (87,952)   $   (43,464)
Basic loss per share continuing operations         (0.2400)       (0.0186)       (0.0201)
Basic loss per share discontinued operations                                 $   (0.0213)
Total basic loss per share                     $   (0.2400)   $   (0.0399)   $   (0.0201)

Shares used in computing loss per share          7,781,490      2,209,108      1,840,000



         During the nine months ended September 30, 1999, Qorus incurred significant expenses in developing its product, software and market. The majority of these expenses are salaries and professional fees. Salaries and wages for the period approximate $413,000. Professional fees included $203,000 for marketing consultants and legal services totaling $263,000. Management expects to continue incurring significant professional fees for additional capital requirements, marketing and legal services. Interest income of approximately $93,000 was related to a note receivable from a related party and from cash and cash equivalents. Interest expense of $28,000 was attributable to notes payable to related parties.



        Qorus will need to raise additional funds to meet its cash requirements for continuing operations in the next 12 months both to meet working capital requirements and to buy additional products that will enhance the services that are currently offered and meet additional customer requirements. Qorus intends to hire from 12 to 20 additional employees by the fourth quarter of 2000.



        As a result of the foregoing, net losses for the period ended September 30, 1999 were $1,857,755.



LIQUIDITY AND CAPITAL RESOURCES



        Qorus' capital requirements have been and will continue to be significant and its cash requirements have been exceeding its cash flow from operations. At September 30, 1999, Qorus had working capital of $829,553 and unrestricted cash and cash equivalents of $32,332. Since inception, Qorus has satisfied its working capital requirements through limited cash flow generated from operations, the issuance of equity and debt securities, and loans from stockholders and related parties. Net cash used in operating activities was $1,427,944 for the period ended September 30, 1999, primarily as a result of significant operating losses. Qorus also prepaid approximately $220,000 for software license fees.



        Net cash used by investing activities was $1,126,636 for the period ended September 30, 1999. $1,018,752 was used for an investment in Tornado Development and $107,884 for the purchase of equipment. Financing activities provided $2,223,901 in cash. Issuance of common stock and capital contributions accounted for $3,865,774 of the cash provided. In addition, Qorus borrowed approximately $500,000 from Thurston Bridge Fund II, a related party and accrued certain software license expenses to Tornado Development, a related party, amounting to $432,222. Qorus also loaned NetDox, a related party, $2,370,346 in exchange for a note receivable which accrues interest at 10% per annum. The note receivable was paid in full in the fourth quarter of 1999.



        In addition to the $519,776 borrowed from the Thurston Bridge Fund II and the software license expenses to Tornado Development, both of which were paid in full in the fourth quarter of 1999, Qorus has operating leases payable to a third-party leasing company. One such lease is for the telephone-related equipment necessary to operate the unified messaging service. This 36-month operating lease which began in July 1999 and ends June 2002 requires a monthly payment of $6,842 plus appropriate taxes. The other operating leases are for computer equipment necessary to operating the messaging systems. These two simultaneous 18-month operating leases began September 1999 and end February 2001 and require a total monthly payment of $21,806 plus appropriate taxes. Qorus also has property leases. For more information on property leases and future lease commitments, please see the Notes to the Financial Statements.



        Qorus had approximately $32,000 in cash and cash equivalents remaining as of September 30, 1999. In the time period between September 30, 1999 and December 31, 1999, Qorus has transferred $500,000 worth of its investment in Tornado Development stock back to Tornado Development in exchange for a reduction in the accrued expenses owed by $432,222 and a credit against future expenses of $67,778. In addition, Qorus has received $555,000 in payments relating to its note receivable. On or about December 31, 1999, as part of the rescission agreement with NetDox, Inc., NetDox paid the total amount due on its note to Qorus and Qorus paid the total amount due on its note to Thurston Bridge Fund II. This resulted in approximately $950,000 net cash to Qorus. Qorus intends to use this money to pay accrued expenses, current payroll and operating expenses. Management believes that the current cash and receivables will enable it to operate through March 2000. Prior to March 2000, Qorus intends to merge with or acquire another company as mentioned above and will be required to offer an equity private placement to institutional investors for approximately $5,000,000 to $10,000,000 through the issuance of convertible preferred stock or other securities. This new capital will be raised based on the successful merger or acquisition of a company that will expand the service offering for Internet and telecommunications services. There can be no assurance that the merger or acquisition can be completed in a sufficient time period required for the financing activity to be completed or that this financing or an adequate bridge loan will be will be completed.



         Based on Qorus' current proposed plans and assumptions, Qorus anticipates that the net proceeds of its private offering, if successful, will be sufficient to satisfy its contemplated cash requirements for approximately 9 to 12 months. In the event that Qorus' plans change or its assumptions prove to be inaccurate (due to unanticipated expenses, increased competition, unfavorable general economic conditions, decreased demand for its services or otherwise), Qorus could be required to seek additional financing sooner than currently anticipated. Qorus is dependent upon the Thurston Group, a related party, to provide potential sources of additional financing. There can be no assurance that any additional financing will be available to Qorus when needed, on commercially reasonable terms, or at all.



GOING CONCERN



         Qorus' independent auditors included an explanatory paragraph in their report for the period ended September 30, 1999, which indicated a substantial doubt as to the ability of Qorus to continue as a going concern. Qorus has suffered significant losses from operations during its start up phase. See independent auditors' report and Notes to the Financial Statements.



YEAR 2000 EFFECT



         Qorus, like most other companies, is faced with the Year 2000 issue. The Year 2000 issue has developed because some computer programs were written using a two-digit field rather than a four-digit field to define the applicable year. As a result any computer program that affects Qorus' activities may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a variety of problems depending upon the system(s) affected. Potential problems include temporary inability to process transactions, transfer funds, or engage in similar business activities. The potential problems associated with the Year 2000 issue may cause widespread disruption of business worldwide because of the interdependence on computer and communication systems. Qorus has completed an initial assessment of potential Year 2000 issues for its own computer systems and business processes. Based upon this assessment, Qorus believes its computer software, hardware, and the embedded technologies will present limited Year 2000 issues. Additionally, Qorus has assurances from its software providers that the software used to provide the unified messaging services is not expected to incur any material problems with the Year 2000 change. Qorus has not been able to completely evaluate whether the software, hardware and embedded technologies used by the third parties, with whom it conducts business, are Year 2000 compliant. If third parties fail to address Year 2000 issues, then Qorus may experience business interruptions, and in a worst case scenario, the inability to engage in the normal course of business. The effect of such related difficulties could have a materially adverse impact on the financial condition of Qorus. Qorus does not believe that any material expenditure will be required to complete its internal assessment regarding this issue. Qorus does recognize the need for Year 2000 contingency plans because of the uncertainty associated with this global issue. Furthermore, Qorus believes that it will not be able to require the third parties or governmental agencies with which it conducts business to resolve all Year 2000 issues. Qorus has not developed comprehensive contingency plans that will assure that it will not be adversely impacted by the effect of the Year 2000 issue. Qorus does not intend to prepare such plans. To date, Qorus has experienced no problems related to the Year 2000 issue.



IMPACT OF ACCOUNTING STANDARDS



         New Accounting Standards Statements of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS No. 130) issued by the FASB is effective for financial statements with fiscal years beginning after December 15, 1997. Earlier application is permitted. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. There was no effect on Qorus' financial position or results of operations from the adoption of this statement. Statements of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131) issued by the FASB is effective for financial statements beginning after December 15, 1997. The new standard requires that public business enterprises report certain information about operation segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. It also requires that public business enterprises report certain information about their products and services, the geographic areas in which they operate and their major customers. The adoption of SFAS No. 131 had no material effect, on Qorus' results of operations. Statement of Financial Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133) issued by the FASB is effective for financial statements with fiscal quarters of fiscal years beginning after June 15, 1999. The new standard provides for standardized accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. The guidance applies to all entities. SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. Fair value measurements are based on the guidance contained in SFAS 107, Disclosures about Fair Value of Financial Instruments. Qorus does not expect adoption of SFAS No. 133 to have a material effect on its results of operations.


ITEM 3.  DESCRIPTION OF PROPERTY


         Our executive offices are located at 9800 South Sepulveda Boulevard, Suite 318, Los Angeles, California. The lease, with a non-affiliated third party, expires June 15, 2002. Monthly rental is $3,714. In addition, we have entered into a short term lease for a business office suite located in Fairfax, Virginia.



         We believe that existing facilities are adequate for our current needs. Should we require additional space at that time, or earlier, we believe that such space can be secured on commercially reasonable terms and without undue operational disruption.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         We have set forth in the following table certain information regarding our common stock beneficially owned on January 18, 2000 for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At January 18, 2000, 11,354,407 shares of our common stock were outstanding.



        Name and Address of         Amount of Beneficial
         Beneficial Owner                Ownership           Percent of Class(1)
        -------------------         --------------------     -------------------
Thurston Interests LLC                   2,821,787(2)              24.85%
190 South LaSalle Street
Suite 1710
Chicago, IL 60606

Apex Investment Fund III                 1,641,672                 14.46%
233 S. Wacker Dr.
Suite 9500
Chicago, IL 60606

Thomson Kernaghan                        1,400,000                 12.33%
365 Bay Street
Toronto, ON
M5H2V2 Canada

Spear Leeds & Kellogg                      869,019                  7.65%
120 Broadway
New York, NY 10271

Patrick J. Haynes, III                   2,890,420(3)              25.34%
190 South LaSalle St
Suite 1710
Chicago, IL 60606

George M. Middlemas                      1,806,699(4)              15.84%
233 S. Wacker Dr.
Suite 9500
Chicago, IL 60603

William G. Salatich                        108,259(5)                  *
77 Brandon  Road
Northfield, IL 60093

Robert T. Isham, Jr.                       530,645(6)               4.65%
190 South LaSalle St
Suite 1710
Chicago, IL 60606

Michael D. Sohn                            416,666(7)               3.54%
9800 South Sepulveda Blvd
Los Angeles, CA 90045

Richard E. Burton                           50,000(5)                  *
9800 South Sepulveda Blvd
Los Angeles, CA 90045

Jack Woodruff                              108,333(8)                  *
9800 South Sepulveda Blvd
Los Angeles, CA 90045

All Executive Officers and Directors     5,463,250(9)             45.04%
 as a group


*Less than 1%

(1) Calculation of percentage beneficial ownership assumes the exercise by only the respective named stockholder of all options to purchase common stock held by such stockholder which are exercisable within 60 days.

(2) Includes 89,682 shares held of record by Thurston Capital, LLC, 243,837 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Ltd., 4,000 shares held of record by Asset Management Partners and 5,000 shares held of record by Southern European Communications Corp. As a principal of each of Thurston Capital, LLC, Thurston Group, Inc., Thurston Offshore Bridge Ltd., Asset Management Partners and Southern European Communications Corp., Thurston Interests LLC shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.



(3) Includes 2,374,015 shares held of record by Thurston Interests, LLC, 18,633 shares held of record by Haynes Interests, LLC, 89,682 shares held of record by Thurston Capital, LLC, 243,837 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Ltd., 4,000 shares held of record by Asset Management Partners, 5,000 shares held of record by Southern European Communications Corp. and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of each of Thurston Interests, LLC, Haynes Interests, LLC, Thurston Capital, LLC, Thurston Group, Inc., Thurston Offshore Bridge Ltd., Asset Management Partners and Southern European Communications Corp., Mr. Haynes shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.



(4) Includes 1,641,672 shares held of record by Apex Investment Fund III, 108,756 shares held of record by Apex Strategic Partners and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of each of Apex Investment Fund III and Apex Strategic Partners, Mr. Middlemas shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.



(5) Includes 50,000 shares issuable upon the exercise of options within 60 days.



(6) Includes 89,682 shares held of record by Thurston Capital, LLC, 243,837 shares held of record by Thurston Group, Inc., 105,253 shares held of record by Thurston Offshore Bridge Ltd., 4,000 shares held of record by Asset Management Partners, 5,000 shares held of record by Southern European Communications Corp., 32,873 shares held of record by Robert
         T. Isham, Jr. Trust and 50,000 shares issuable upon the exercise of options within 60 days. As a principal of each of Thurston Capital, LLC, Thurston Offshore Bridge Ltd., Asset Management Partners and Southern European Communications Corp., and as trustee of Robert T. Isham, Jr. Trust, Mr. Isham shares voting and investment power with respect to, and may be deemed a beneficial owner of, the shares held by each such entity.



(7) Includes 416,666 shares issuable upon the exercise of options within 60 days.



(8) Includes 108,333 shares issuable upon the exercise of options within 60 days.



(9) Includes 774,999 shares issuable upon the exercise of options within 60 days.


ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth the names, positions and ages of our executive officers and directors. All of our directors serve until the next annual meeting of stockholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Qorus to become a director or executive officer.


        Name               Age               Position                     Held Since
        ----               ---               --------                     ----------
Patrick J. Haynes, III     50         Chairman and Chairman of the           1999
                                      Executive Committee

George M. Middlemas        53         Director                               1999

William Salatich           77         Director                               1999

Robert T. Isham, Jr.       47         Director                               1999

Michael D. Sohn            53         Director, Chief Executive Officer      1999

Richard E. Burton          46         President                              1999

Jack Woodruff              42         Chief Financial Officer                1999



         Patrick J. Haynes III, Chairman and Chairman of the Executive Committee, is the co-founder and Senior Managing Director of Thurston Group, Inc., a private merchant bank in Chicago. Mr. Haynes has held his position with Thurston Group, Inc. since 1988. In 1992, Mr. Haynes founded e.spire Communications (formerly American Communications) and held the position of President until 1993. Mr. Haynes currently serves as Chairman of Avery Communications, Inc., a position he has held since 1995. Prior to 1988, Mr. Haynes was associated with Merrill Lynch & Company, Oppenheimer & Company and Lehman Brothers, Inc. as an investment banker.



         George M. Middlemas, Director, is a general partner of APEX Management, L.P., which is the General Partner of the venture capital funds Apex Investment Fund II, L.P. and Apex Investment Fund Limited Partnership. Mr. Middlemas has held this position since January 1992. From March 1991 to December 1991, Mr. Middlemas acted as an independent consultant providing fund raising and other advisory services. From 1985 until March 1991, Mr. Middlemas was a senior Vice President and Principal of Inco Venture Capital Management, a venture capital firm. He also serves on the Board of Directors of PureCycle Corporation, Security Dynamics Technologies, Inc., Tut Systems, Online Resources & Communications and several privately held companies.



         William Salatich, Director, was President of Gillette North America and Vice Chairman of the Gillette Company from 1970 to 1979, and was associated with Gillette for 33 years. Mr. Salatich is currently retired. He has served on the Board of Directors of the Gillette Co., Motorola, Eastern Enterprises, New England Merchants Bank of Boston, Digivision Corporation, Forsythe-McArthur and e.spire Communications. Mr. Salatich is a member of the America Society of Corporate

Executives. Mr. Salatich was the recipient of the Citation of Merit from the National Conference of Christians and Jews and is a Horatio Alger awardee.



         Robert T. Isham, Jr., Director, is a Managing Director of the Thurston Group, a private merchant bank in Chicago, a position he has held since 1997. From 1993 to 1996, Mr. Isham ran his own commercial law practice, concentrating on bankruptcy, workout, debtor-creditor relations and futures, commodities and securities law. Previously, he was a partner at McDermott, Will & Emery in Chicago. Mr. Isham is a Director of Avery Communications, Inc.



         Michael D. Sohn, Chief Executive Officer, joined Qorus in May 1999. Prior to joining Qorus, Mr. Sohn had been President of NetDox, Inc., a secure messaging and trust service company, from December 1996 to April 1999. Prior to joining NetDox, Mr. Sohn worked as an independent consultant helping technology-based companies, in medical equipment and recreational leisure goods industries, raise capital and develop their business plans. From 1990 to 1993, he was the President and Chief Executive Officer of Visual Edge, a systems developer of digital printing systems. Prior to that, Mr. Sohn was a founder and served as President of International Operations of Print Technology, a marketer of a small footprint, retail photo-development franchise from 1988 to 1990. From 1985 to 1988, Mr. Sohn was President of Eastman Communication, a Kodak company that provided network products worldwide. During his career, Mr. Sohn has worked with United Technologies and Arthur D. Little & Co., Inc.



         Richard E. Burton, President, joined Qorus in May 1999. Prior to joining Qorus, Mr. Burton had been Vice President of Sales and Marketing of Telinet Technologies, LLC, a unified messaging software developer, from October 1996 to March 1999. From August 1995 to July 1996, Mr. Burton was a network services marketing executive for Xerox in Atlanta, where he was involved in developing a new line of business within the company to provide network consulting, integration, and multi-vendor services to clients. Prior to that, Mr. Burton spent six years in major account sales with Novell, during which time Mr. Burton managed accounts with such clients as Eastman Kodak, Bausch & Lomb, Xerox, Corning, Delta, Coca-Cola, NationsBank and Federal Express. The company recognized him for his outstanding leadership skills and sales performance. In addition, Mr. Burton has held senior management positions with RG Engineering in Rochester, New York, and Entre Computer Center in Columbus, Georgia.



         Jack Woodruff, Chief Financial Officer, joined Qorus in March 1999. Prior to joining Qorus, Mr. Woodruff was a founder and Chief Financial Officer of National Data Cabling, Inc., a national provider of data cabling services for high-speed network infrastructures, from January 1998 to March 1999. From March 1992 to December 1997, Mr. Woodruff served as Corporate Controller and then Treasurer for Kinko's, Inc., an international chain of 1000 copy stores. Prior to Kinko's, Mr. Woodruff served four years at Print Technology, from 1988 to 1992, first as Director of Strategic Planning, then as Director of Finance and Director of Field Operations. From 1985 to 1988, Mr. Woodruff served as Vice President Finance at Motivational Media, a production company specializing in media events for education and business. Mr. Woodruff began his career at UCLA Center for the Health Sciences from 1980 to 1985 as Senior Administrative Analyst and then as Assistant Director.

         Qorus is controlled by Thurston Group, its affiliates and Patrick J. Haynes, the founders of Qorus. For a description of these entities, please see the information under the caption "Our Parents and Affiliates" in Item 1. Description of Business.


ITEM 6.  EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE



                                          ANNUAL          LONG TERM COMPENSATION
                                       COMPENSATION       ----------------------
        NAME AND                       ------------       SECURITIES UNDERLYING
   PRINCIPAL POSITION       YEAR          SALARY                 OPTIONS
------------------------    ----       ------------       ----------------------
Michael D. Sohn
Chief Executive Officer     1999          $ 164,167                      500,000

Richard E. Burton
President                   1999          $ 123,125                      300,000



                     OPTION/SAR GRANTS IN LAST FISCAL YEAR




                      NUMBER OF
                     SECURITIES     PERCENT OF TOTAL
                     UNDERLYING     OPTIONS GRANTED     EXERCISE
                    OPTIONS/SARS      TO EMPLOYEES       PRICE      EXPIRATION
      NAME            GRANTED        IN FISCAL YEAR    ($/SHARE)       DATE
-----------------   ------------    ----------------   ---------   ------------
Michael D. Sohn        500,000           33.22%          $1.00     May 23, 2004

Richard E. Burton      300,000           19.93%          $1.00     May 23, 2004




Stock Option Plan

         In May 1999, our board of directors adopted our 1999 stock option plan as a means of attracting and retaining superior personnel for positions of substantial responsibility with Qorus and to provide directors, officers, employees and consultants with an additional incentive to contribute to the success of Qorus.

         Under the plan, we have reserved an aggregate of 2,000,000 shares of common stock for issuance pursuant to options. Our board of directors or a committee of our board of directors will administer the plan, including the selection of the persons who will be granted options under the plan, the type of options to be granted, the number of shares subject to each option and the option price.


Option Grants



         The following table sets forth information with respect to options to purchase shares of common stock granted to date under the 1999 Stock Option Plan.



--------------------------------------------------------------------------------------------------------------------
                           Number of
                           Securities
                           Underlying                                              Exercise
                          Options/SARs                  Vesting                      Price
         Name               Granted                     Schedule                   ($/Share)     Expiration Date
         ----             ------------                  --------                   ---------     ---------------
--------------------------------------------------------------------------------------------------------------------
Michael D. Sohn             500,000       May 24, 1999          400,000 shares      $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 1999     16,666 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2000          16,666 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2000     16,667 shares
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                           Number of
                           Securities
                           Underlying                                              Exercise
                          Options/SARs                  Vesting                      Price
         Name               Granted                     Schedule                   ($/Share)     Expiration Date
         ----             ------------                  --------                   ---------     ---------------
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2001          16,667 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2001     16,667 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2002          16,667 shares
--------------------------------------------------------------------------------------------------------------------
Richard E. Burton           300,000       November 24, 1999     50,000 shares       $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2000          50,000 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2000     50,000 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2001          50,000 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2001     50,000 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2002          50,000 shares
--------------------------------------------------------------------------------------------------------------------
Jack N. Woodruff            150,000       May 24, 1999          100,000 shares      $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 1999     8,333 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2000          8,333 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2000     8,334 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2001          8,333 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2001     8,333 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2002          8,334 shares
--------------------------------------------------------------------------------------------------------------------
John R. Kemp                125,000       May 24, 1999          25,000 shares       $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 1999     16,666 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2000          16,666 shares
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                           Number of
                           Securities
                           Underlying                                              Exercise
                          Options/SARs                  Vesting                      Price
         Name               Granted                     Schedule                   ($/Share)     Expiration Date
         ----             ------------                  --------                   ---------     ---------------
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2000     16,667 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2001          16,667 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2001     16,667 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2002          16,667 shares
--------------------------------------------------------------------------------------------------------------------
Neil C. Ludwig              125,000       May 24, 1999          50,000 shares       $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 1999     12,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2000          12,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2000     12,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2001          12,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          November 24, 2001     12,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          May 24, 2002          12,500 shares
--------------------------------------------------------------------------------------------------------------------
J. Alan Lindauer             25,000       May 24, 1999          25,000 shares       $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
Barbara J. Phillips          10,000       May 24, 1999          10,000 shares       $1.00           May 23, 2004
--------------------------------------------------------------------------------------------------------------------
William Long                 35,000       April 1, 2000         5,833 shares        $5.25           September 30,
                                                                                                        2004
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2000       5,833 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2001         5,833 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2001       5,833 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2002         5,834 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2002       5,834 shares
--------------------------------------------------------------------------------------------------------------------
Alan Paige                   15,000       April 1, 2000         2,500 shares        $5.25           September 30,
                                                                                                        2004
--------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------
                           Number of
                           Securities
                           Underlying                                              Exercise
                          Options/SARs                  Vesting                      Price
         Name               Granted                     Schedule                   ($/Share)     Expiration Date
         ----             ------------                  --------                   ---------     ---------------
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2000       2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2001         2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2001       2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2002         2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2002       2,500 shares
--------------------------------------------------------------------------------------------------------------------
Hoa Le                       15,000       April 1, 2000         2,500 shares        $5.25           September 30,
                                                                                                        2004
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2000       2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2001         2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2001       2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2002         2,500 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2002       2,500 shares
--------------------------------------------------------------------------------------------------------------------
Lisa Moore                   5,000        April 1, 2000         833 shares          $5.25           September 30,
                                                                                                        2004
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2000       833 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2001         833 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2001       833 shares
--------------------------------------------------------------------------------------------------------------------
                                          April 1, 2002         834 shares
--------------------------------------------------------------------------------------------------------------------
                                          October 1, 2002       834 shares
--------------------------------------------------------------------------------------------------------------------



         In addition, on May 24, 1999, each non-employee director was granted an option to purchase 50,000 shares at $1.00 per share. Each option is immediately exercisable in full and expires on May 23, 2004.

Executive Employment Agreements


         We have entered into an employment agreement with Michael Sohn pursuant to which he is employed as the Chief Executive Officer of Qorus. The term expires on May 31, 2000. The agreement provides for a salary of $25,000 per month plus 400,000 options immediately exercisable at $1.00 per share. In addition, Mr. Sohn was granted an additional 100,000 options exercisable at $1.00 per share, which vest over a three year period. One-sixth of the total amount vests each six months. The agreement may be terminated by Qorus for good cause. Good cause means:



     o death or disability of Mr. Sohn (unless Mr. Sohn remains able to perform his essential job duties, with or without reasonable accommodations)



     o the commission by Mr. Sohn of any unlawful act in connection with his employment



     o the commission by Mr. Sohn of a felony or other act of moral turpitude during his employment (regardless of whether it is related to the performance of his job duties)



     o   the voluntary abandonment by Mr. Sohn of his position



     o the willful refusal by Mr. Sohn to perform his job responsibilities



         If the agreement is terminated by Qorus during the one-year term for reasons other than good cause, Mr. Sohn is entitled to continue to receive his base salary on regular payroll dates for the remainder of the term as if he continued to be employed under the terms of the agreement. The agreement automatically terminates at the end of the one-year term. Mr. Sohn may resign voluntarily at any time but he must give at least ninety (90) days advance notice of his resignation.



         For one year following the termination of Mr. Sohn's employment, he has agreed not to solicit business from any client of Qorus or to induce or attempt to induce any employee of Qorus or any of its affiliates or subsidiaries to leave its or their employ or in any way interfere with the relationship between Qorus, its affiliates and subsidiaries and employees thereof.



         We have not entered into employment agreements with any other named individuals.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         On July 15, 1999, Qorus acquired certain assets of NetDox, Inc., including the NetDox brand name, equipment, and customer lists. Thurston Group, Inc. and its affiliates co-founded NetDox with Deloitte & Touche L.L.C. in 1997 with an initial aggregate capital investment of approximately $35 million. In early 1999, Thurston Group acquired Deloitte & Touche's interest in Netdox. In consideration of the transfer of the assets to us by NetDox, we assumed certain liabilities of NetDox and forgave $2,100,000 of indebtedness owed to us by NetDox. On December 31, 1999, the transaction was rescinded pursuant to a Rescission Agreement. All of the assets (except equipment valued at $350,000) were conveyed back to NetDox and NetDox assumed all of the liabilities that had been assumed by us. The balance due us under the note as of December 31, 1999 is $1,488,987. As part of the rescission, Messrs. Haynes and Stern agreed to personally guarantee approximately $2.5 million in loans to a commercial bank on behalf of NetDox. We also entered into a Commission Agreement with NetDox to compensate NetDox for its efforts in securing the contract with Moore Business Communications Services. Under the Commission Agreement,

NetDox will be entitled to a commission in the amount of 20% of all gross revenues (excluding development fees or other non-recurring revenues) received by us under the Master Agreement with Moore Business Communications Services.



         During the nine months ended September 30, 1999, we have compensated Thurston Group, Inc. for professional services in the amount of $255,000, which related to the acquisition of funding and certain other investment activity. We entered into a Consulting Agreement dated March 1, 1999 with Thurston Group, Inc. Qorus engaged Thurston Group until March 31, 2002 as an independent contractor to advise Qorus on and with respect to obtaining financing of any type and to advise us and act as our agent in connection with any business combination, merger, acquisition or sale. Thurston Group agreed to provide the following services to us:



     o Distribute an informational memorandum outlining our business plans and expectations and/or contemplating specific transactions for business combinations;
     o   Identify potential sources of capital;
     o   Provide sale, merger and acquisition financial analysis;
     o   Advise on structure of any potential transaction;
     o   Assist with negotiations; and
     o   Assist with due diligence.



         Thurston Group will earn a fee in the amount of 8% of the amount of any financing raised by us during the term of this agreement, or 8% of the value to us of any business combination transaction such as a merger, acquisition or sale. The Consulting Agreement may be terminated by the written consent of both parties, upon the consummation of an offering by us of securities registered under the Securities Act of 1933, by Qorus upon Thurston Group's breach of the Consulting Agreement which is not cured within 30 days of notice of such breach, or by Thurston Group in the event of Qorus' failure to make any payments due under the Consulting Agreement within 10 days of notice or upon Qorus' breach of the Consulting Agreement which is not cured within 30 days of notice of such breach. In addition, a non-defaulting party may terminate the Consulting Agreement upon 30 days prior written notice to the defaulting party. For purposes of the Consulting Agreement, the bankruptcy or reorganization of a party, the appointment of a receiver with respect to a party or its assets or any similar action is a default.



         We have agreed to assume the responsibilities of Southern European Communications Corp. under a Lease and Service Agreement dated December 23, 1999. The lease covers office space located at 11350 Random Hills Road, Fairfax, Virginia 22030. Monthly rental is $5,302 plus $1,170 in furniture rental fees, phone charges and fees for business support services. The term of the lease begins on January 3, 2000 and expires June 30, 2000. Thurston Group, Inc. and its affiliates own a majority of the outstanding capital stock of Southern European Communications Corp. Messrs. Haynes and Salatich, directors of Qorus, are also directors of Southern European Communications Corp. Our board of directors has determined that the assumption of the lease and the release of Southern European Communications Corp. from its obligations under the lease is fair to Qorus.



         Patrick J. Haynes, III and Robert T. Isham, Jr., directors of Qorus, are principals of Thurston Group, Inc. and its affiliates.



         Mr. Haynes and Thurston Group, Inc. and their respective affiliates are the founders of Qorus. None of Mr. Haynes, Thurston Group or any of their respective affiliates have received anything of value other than fees Thurston Group has earned under the Consulting

Agreement. No assets were acquired by us from Mr. Haynes, Thurston Group or any of their respective affiliates other than the assets acquired from NetDox.


ITEM 8.  DESCRIPTION OF SECURITIES


         Under our articles of incorporation, we are authorized to issue up to 50,000,000 shares of common stock, par value $.001 per share, of which 11,354,407 shares were outstanding as of January 18, 2000. We are also authorized to issue up to 5,000,000 shares of preferred stock, par value $.01 per share of which no shares were issued and outstanding as of January 18, 2000.


Common Stock

         Each shareholder is entitled to one vote for each share of common stock owned of record. The holders of shares of common stock do not possess cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors, and in such event the holders of the remaining shares will be unable to elect any of our directors. Holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such times and in such amounts as our board of directors may determine. Upon our liquidation, dissolution, or winding up, the assets legally available for distribution to our shareholders will be distributed ratably among the holders of the shares outstanding at the time. Holders of our shares of common stock have no preemptive, conversion, or subscription rights, and our shares of common stock are not subject to redemption. All of our outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

         Under our articles of incorporation, we are authorized to issue preferred stock with such designations, rights and preferences as our board of directors may from time to time determine. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our stock. We could issue preferred stock as a method of discouraging, delaying or preventing a change of control of Qorus. Our board of directors has not created any series of preferred stock as of the date of this registration statement.

         There are no other provisions in our articles of incorporation or bylaws that would have an effect of delaying, deferring or preventing a change in control of Qorus.


                                     PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


         Our shares of common stock are traded in the over-the-counter market, and quotations may be found in the "pink sheets" published by the National Quotation Bureau, LLC. Our common stock trades only sporadically and has experienced in the past, and is expected to experience in the future, significant price and volume volatility. On December 1, 1999, our common stock became ineligible for trading on the OTC Bulletin Board because of our failure to comply with the NASD's eligibility rule. Since becoming ineligible for trading, the price and trading volume of our stock has fallen materially. Prior to May 17, 1999, our shares of common stock were traded under the symbol "GBLL". The reported high and low bid prices for the common stock as reported by the National Quotation Bureau are shown below for each quarter in the previous two fiscal years. The reported high and low bid prices for the common stock for 1998 and the first two quarters of 1999 have been adjusted to reflect a 1-for-3 stock split declared on May 17, 1999. The quotations reflect inter-dealer prices and do not include retail mark-ups, mark-downs or commissions. The prices do not necessarily reflect actual transactions.

                                                          Bid Price
                                                  High                Low
                                                  ----                ---
              1998
              First Quarter                       N/A                 N/A
              Second Quarter                      N/A                 N/A
              Third Quarter                      0.03                0.03
              (First available, August 5)
              Fourth Quarter                     0.03                0.03

              1999
              First Quarter                      0.03                0.03
              Second Quarter                     4.75                0.03
              Third Quarter                      6.5                 5
              Fourth Quarter                     5.5                 1



         The last reported sale of our common stock was on January 12, 2000, at a price of $2.00, as reported on the National Quotation Bureau Pink Sheets. As of January 18, 2000, there were 11,354,407 shares of common stock outstanding and 155 shareholders of record.


         Our transfer agent is Florida Atlantic Stock Transfer, Inc., 7130 Nob Hill Road, Tamarac, Florida 33321.

         We have never paid cash dividends on our common stock and we presently intend to retain future earnings, if any, to finance the expansion of our business. We do not anticipate that any cash dividends will be paid in the foreseeable future. Future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.  LEGAL PROCEEDINGS

         Not applicable.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         In 1998, Qorus issued an aggregate of 37,833 shares of common stock (as adjusted for the 1-for-3 stock split in 1999) to the original investors in Qorus Florida upon the exercise of outstanding warrants. Each of the warrantholders represented that he was an "accredited investor" and was acquiring such shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance of such shares was made without registration under the Securities Act in reliance on the exemption afforded by Section 4(2) under the Securities Act.


         Subsequent to March 25, 1999, but before April 15, 1999, Qorus Delaware issued an aggregate of 5,333,145 shares of its common stock, $.001 par value per share, for a purchase price of $.001 per share to Thurston Group and twelve of its affiliated entities, none of which was formed for the purpose of making the investment. Each of such stockholders represented and warranted that it was an "accredited investor" and was acquiring such shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus Delaware's transfer agent. The issuance was made without registration under the Securities Act of 1933 in reliance upon the exemption from registration afforded by Section 4(2) under Securities Act.



         On May 19, 1999, Qorus entered into an Acquisition Agreement with the thirteen stockholders of Qorus Delaware pursuant to which we issued an aggregate of 5,333,145 shares of our common stock to them in exchange for 100% of the issued and outstanding common stock of Qorus Delaware. Each of such stockholders again represented and warranted that it was an "accredited investor" and was acquiring such shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance was made without registration under the Securities Act of 1933 in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.



         On May 19, 1999, Qorus issued an aggregate of 3,896,231 shares of its common stock to thirty-two investors for a purchase price of $1.00 per share. Each of such investors was, at the time, a beneficial owner of shares of common stock of Qorus. Each of such investors also represented and warranted that such investor was an "accredited investor" and was acquiring the shares for investment and not with a view to distributing such shares. A legend to such effect was placed on the certificates representing such shares, and appropriate "stop transfer" instructions were given to Qorus' transfer agent. The issuance was made without registration under the Securities Act in reliance upon the exemption from registration afforded by Section 4(2) under the Securities Act.



         At various times between May 19, 1999, and October 1, 1999, Qorus granted options to purchase an aggregate of 1,505,000 shares of Qorus' common stock to Qorus' directors, officers and employees pursuant to Qorus' 1999 stock option plan. Such options were granted in reliance upon the exemption provided in Rule 701 under the Securities Act. Information regarding these options is set forth under the caption Stock Option Plan above.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The articles of incorporation and bylaws of Qorus provide that Qorus will indemnify, to the full extent and in the manner permitted under the laws of the State of Florida and any other applicable laws, any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of this corporation or served any other enterprise as a director or officer at the request of this corporation. These rights of indemnification are not exclusive of any other rights to which any director or officer or his legal representative may be entitled.

                                    PART F/S


                         Index to Financial Statements
                               of Qorus.Com, Inc.





                                                                                                            Page
                                                                                                           ------
   INDEPENDENT AUDITORS' REPORT - FARBER & HASS LLP                                                         F-1

   BALANCE SHEET, SEPTEMBER 30, 1999                                                                        F-2

   STATEMENT OF OPERATIONS FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999                             F-4

   STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30,                        F-5
       1999

   STATEMENT OF CASH FLOWS FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999                             F-6

   NOTES TO FINANCIAL STATEMENTS                                                                            F-8

   REPORT OF JOHN J. FAIRCLOTH, C.P.A.                                                                      F-16

   CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED DECEMBER 31, 1998 AND 1997                             F-17

   CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIODS ENDED DECEMBER 31, 1998 AND                        F-18
       1997

   CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIODS ENDED DECEMBER 31, 1998 AND                        F-19
       1997

   CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE PERIOD ENDED                          F-20
       DECEMBER 31, 1998

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                                               F-21

INDEPENDENT AUDITORS' REPORT



To the Board of Directors
  of Qorus.com, Inc.:



We have audited the accompanying balance sheet of Qorus.com, Inc. (the "Company") as of September 30, 1999 and the related statements of operations, stockholders' equity and cash flows for the period January 1, 1999 to September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



In our opinion, the financial statements present fairly, in all material respects, the financial position of Qorus.com, Inc. as of September 30, 1999 and the results of its operations and its cash flows for the period January 1, 1999 to September 30, 1999 in conformity with generally accepted accounting principles.



The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has had minimal revenues and incurred losses from operations since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




/s/ Farber & Hass LLP
December 30, 1999
Oxnard, California

QORUS.COM, INC.




BALANCE SHEET
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------




ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                      $     32,332
Accounts receivable                                                  62,000
Related party note receivable                                     1,930,346
Accrued interest on note receivable                                  70,921
Prepaid expenses and other current assets                           261,434
                                                               ------------
Total current assets                                              2,357,033
                                                               ------------

PROPERTY AND EQUIPMENT:
Furniture and fixtures                                                5,014
Office equipment                                                     15,429
Production equipment                                                 77,719
Leasehold improvements                                                9,722
                                                               ------------
Total property and equipment                                        107,884
Less accumulated depreciation                                        (4,897)
                                                               ------------
Property and equipment, net                                         102,987
                                                               ------------

INVESTMENT                                                        1,018,752
                                                               ------------

OTHER ASSETS                                                         56,738
                                                               ------------

TOTAL ASSETS                                                   $  3,535,510
                                                               ============

                                                                (Continued)

QORUS.COM, INC.




BALANCE SHEET - CONTINUED
SEPTEMBER 30, 1999
-------------------------------------------------------------------------------




LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities                 $    575,482
Accrued expenses to related parties                                 451,998
Notes payable to related parties                                    500,000
                                                               ------------
Total current liabilities                                         1,527,480
                                                               ------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
Preferred stock, par value $.01; 5,000,000 shares
   authorized and no shares issued
Common stock, par value $.001; 50,000,000 shares
   authorized and 11,354,407 shares issued and
   outstanding                                                       11,354
Additional paid-in capital                                        4,068,383
Accumulated deficit                                              (2,066,375)
Less common stock notes receivable                                   (5,332)
                                                               ------------
Total stockholders' equity                                        2,008,030
                                                               ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $  3,535,510
                                                               ============




See accompanying notes to financial statements.

QORUS.COM, INC.




STATEMENT OF OPERATIONS
FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999
-------------------------------------------------------------------------------



REVENUES                                             $     62,000

COST OF REVENUES                                          437,886
                                                     ------------

GROSS LOSS                                               (375,886)
                                                     ------------

OPERATING EXPENSES:
Selling and marketing                                     229,978
General and administrative                              1,036,749
Impairment loss                                           280,749
                                                     ------------
Total operating expenses                                1,547,476
                                                     ------------

LOSS FROM OPERATIONS                                   (1,923,362)
                                                     ------------

OTHER INCOME (EXPENSE):
Interest income                                            93,295
Interest expense                                          (27,688)
                                                     ------------
Other income, net                                          65,607
                                                     ------------

NET LOSS                                             $ (1,857,755)
                                                     ============


BASIC LOSS PER SHARE                                 $      (0.24)
                                                     ============




See accompanying notes to financial statements.

QORUS.COM, INC.




STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999
-------------------------------------------------------------------------------




                                                                                                       Common           Total
                                        Shares                       Additional     Stockholders'    Stock Notes     Stockholders'
                                      Outstanding    Common Stock  Paid-in Capital    Deficit         Receivable        Equity
                                      -----------    ------------  ---------------  -------------    ------------    -------------
BALANCE, JANUARY 1, 1999                6,633,100    $        663    $   207,968    $    (208,620)                   $          11
ADDITIONAL CAPITAL
  CONTRIBUTED                                                            280,749                                           280,749
ISSUANCE OF COMMON
STOCK:
Cash (Net of fees of $311,198)          3,895,412           3,895      3,581,130                                         3,585,025
Acquisition of Qorus.com, Inc.
 (a Delaware corporation)               5,333,145           5,333                                    $     (5,333)
ONE-FOR-THREE REVERSE                  (4,422,067)           (442)           442
STOCK SPLIT
TREASURY STOCK RETIRED                    (85,183)             (9)             9
CHANGE IN PAR VALUE FROM
$.0001 to $.001                                             1,914         (1,914)
NET LOSS                                                                               (1,857,755)                      (1,857,755)
                                      -----------    ------------    -----------    -------------    ------------    -------------
BALANCE, SEPTEMBER 30,
1999                                   11,354,407    $     11,354    $ 4,068,384    $  (2,066,375)   $     (5,333)   $   2,008,030
                                      ===========    ============    ===========    =============    ============    =============




See accompanying notes to financial statements.

QORUS.COM, INC.



STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999
-------------------------------------------------------------------------------




CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                       $  (1,857,755)
Adjustments to reconcile net loss to net cash
     used by operating activities:
     Depreciation                                                      4,897
     Amortization                                                    192,840
     Impairment loss                                                 280,749
Changes in operating assets and liabilities:
     Accounts receivable                                             (62,000)
     Prepaid expenses and other assets                              (562,157)
     Accrued expenses                                                575,482
                                                               -------------
Net cash used by operating activities                             (1,427,944)
                                                               -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                  (107,884)
Sale of property                                                     350,000
Purchase of investment                                            (1,018,752)
                                                               -------------
Net cash used by investing activities                               (776,636)
                                                               -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes payable borrowings                                             500,000
Accrued expenses to related party                                    432,222
Proceeds from issuance of common stock, net                            5,358
Related party notes receivable issued                             (2,370,346)
Payment on note receivable                                            90,000
Contributions to capital                                           3,579,667
                                                               -------------
Net cash provided by financing activities                          2,236,901
                                                               -------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                             32,321

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                              11
                                                               -------------

CASH AND CASH EQUIVALENTS, AT SEPTEMBER 30, 1999               $      32,332
                                                               =============




                                                                (Continued)

QORUS.COM, INC.




STATEMENT OF CASH FLOWS - CONTINUED
FOR THE PERIOD JANUARY 1, 1999 TO SEPTEMBER 30, 1999
-------------------------------------------------------------------------------



SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
     Interest                                       $     1,770
     Income taxes                                   $       -0-




NON-CASH FINANCING ACTIVITY:
For the period ending September 30, 1999, the Company entered into a sale and operating leaseback of computer hardware in the amount of $350,000.




See accompanying notes to financial statements.

QORUS.COM, INC.




NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



         DESCRIPTION OF BUSINESS - Qorus.com, Inc., a Florida corporation (the "Company" or "Qorus"), provides internet-based, voice, e-mail, paging and fax messaging under one mode of communication ("unified messaging service"). The Company was incorporated in 1991 and operated under the name Golf Ball World, Inc. until the articles of incorporation were amended in May 1999 to change the name to Qorus.com, Inc.



         On May 19, 1999, the Company acquired 100% of the common stock of Qorus.com, Inc., a Delaware corporation ("Qorus-Delaware") in exchange for 5,332,334 shares of its common stock. The acquisition was accounted for using the reverse purchase method of accounting, pursuant to which Qorus-Delaware was treated as the acquiring entity for accounting purposes. The assets, liabilities and shareholders' equity have been recorded at their historical values. The net assets acquired were $3,191,234 at May 19, 1999.



         The Company was dormant from January 1, 1999 to May 18, 1999 and effectively had no assets or liabilities, thus the results of operations for the period January 1, 1999 to September 30, 1999 represents the same results for the period of Qorus-Delaware's inception (March 10, 1999) to September 30, 1999.



         CASH AND CASH EQUIVALENTS - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.



         CONCENTRATION OF CREDIT RISK - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and a note receivable. The Company places its temporary cash investments in certificates of deposit and with high-quality financial institutions. At September 30, 1999, substantially all cash and cash equivalents were on deposit with two financial institutions.



         The note receivable represents a short-term loan to a related party (see Note 2).

         PROPERTY AND EQUIPMENT - Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from two to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the related lease.



         LICENSES - The Company has an agreement with a related party (Tornado Development, Inc.; see Note 3) which licenses certain technology. The term of the license is for three years (expiring May 2002). The agreement provides for a prepaid license fee totalling $150,000 for the minimum number of subscribers to the Company's product in the first year. Additional fees are due for subscribers over the minimum number in the first year. License fees for the remaining term are based on a sliding scale for the number of subscribers. License expense to the related party for the nine-month period ended September 30, 1999 totalled $50,000. The agreement also provides for a royalty fee on certain components utilized by the Company to service the subscribers. The minimum royalty for the first year is $86,400 with additional royalties due based on a sliding scale over the term of the agreement. Royalty expense totalled $28,800 for the period ended September 30, 1999.



         The Company also has license agreements with third parties for the software programming and internet support. The aggregate license fee for these agreements totalled $156,000. The agreements provide for varying terms from 2 years to perpetual. License expense to third parties for the period ended September 30, 1999 totalled $91,000.



         SIGNIFICANT CUSTOMER - One customer accounted for all revenues during the period and total accounts receivable at September 30, 1999.



         ADVERTISING - Costs incurred for producing and communicating advertising are expensed when incurred and included in selling and marketing expenses. Advertising expense amounted to $137,000 for the period ending September 30, 1999.



         INCOME TAXES - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB Statement No. 109, the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities.

         NET LOSS PER SHARE - The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Diluted EPS has not been presented since the result of including the stock options would be anti-dilutive. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totalled 7,781,490 for the period ended September 30, 1999.



         FAIR VALUE OF FINANCIAL INSTRUMENTS - The Company has financial instruments consisting of cash equivalents, investments, receivables (including those from related parties), accounts and notes payable. The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their fair value.



         ACCOUNTING FOR STOCK-BASED COMPENSATION - Stock option grants are set at the closing price of the Company's common stock on the day prior to the date of grant. Therefore, under the principles of APB Opinion No. 25, the Company does not recognize compensation expense associated with the grant of stock options. SFAS No. 123, "Accounting for Stock-Based Compensation", requires the use of option valuation models to provide supplemental information regarding options granted after 1994. Pro forma information regarding net loss and loss per share have not been presented since valuation of the options would be anti-dilutive.



         Information regarding stock options outstanding as of September 30, 1999 is as follows:




                                          Options Outstanding
                         --------------------------------------------------------
                                                Weighted           Weighted Average
                                                Average                Remaining
            Price Range      Shares          Exercise Price         Contractual Life
            -----------     -------       -------------------      -----------------
            $1.00           810,000              $1.00                 2.6 years






                                          Options Exercisable
                                          -------------------
                                               Weighted
                                                Average
            Price Range      Shares          Exercise Price
            -----------     -------       -------------------
            $1.00           810,000              $1.00

         PERVASIVENESS OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



         GOING CONCERN - The Company has not received significant revenues and has incurred significant expenses in developing its product and strategic relationships. The financial statements have been prepared assuming the Company will continue to operate as a going concern which contemplates the realization of assets and the settlement of liabilities in the normal course of business. No adjustment has been made to the recorded amount of assets or the recorded amount or classification of liabilities which would be required if the Company were unable to continue its operations. As discussed in Note 9, management has developed an operating plan which they believe will generate sufficient cash to meet its obligations in the normal course of business.



         NEW ACCOUNTING PRONOUNCEMENTS - SFAS No. 130, "Reporting Comprehensive Income", establishes standards for reporting and displaying comprehensive income and its components in financial statements. The Company adopted the provisions of SFAS No. 130 in 1998, but had no elements of comprehensive income in 1999.



         SFAS No. 131, "Disclosures About Segments of an Enterprise and
         Related Information", establishes a new model for segment reporting, called the "management approach" and requires certain disclosures for each segment. The management approach is based on the way the chief operating decision-maker organizes segments within a company for making operating decisions and assessing performance. The Company adopted the provisions of SFAS No. 131 in 1998, but currently operates in one industry segment.



2.       NOTE RECEIVABLE FROM A RELATED PARTY



         The revolving note receivable amounting to $1,930,346, accrues interest at 10% per annum and is due from NetDox, Inc., a related party. NetDox, Inc. and the Company are entities under the common control of Thurston Group. The note and accrued interest were satisfied in full in December 1999.

3.       INVESTMENT



         The Company has an investment in Tornado Development, Inc., ("Tornado"). The investment relates to a note receivable which was converted (along with accrued interest totalling $18,752) to 127,324 shares of Tornado's series B preferred stock and 50,000 warrants to purchase common stock on July 15, 1999. Subsequent to September 30, 1999, the Company transferred 63,581 shares and 25,000 warrants back to Tornado in exchange for $432,222 in accrued expenses owed to Tornado and a credit of $67,778 to be applied to future services or fees due by the Company.



4.       STOCKHOLDERS' EQUITY



         1999 STOCK OPTION PLAN



         The Company's Board of Directors adopted the 1999 Stock Option Plan (the "Plan") whereby directors, officers, employees and consultants may receive option grants as additional incentive to contribute to the success of the Company.



         Under the Plan, an aggregate of 2,000,000 shares of common stock has been reserved for issuance pursuant to options ("Plan Options"). The Plan is administered by the Company's Board of Directors or a Committee of the Board of Directors ("Committee").



         Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify ("Non-qualified Options"). The term of each Option and the manner in which it may be exercised is determined by the Company's Board of Directors or the Committee, provided that no Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's common stock, no more than five years after the date of grant.



         At September 30, 1999, 1,435,000 Plan Options exercisable at $1.00 per share have been granted, 810,000 of which are immediately exercisable and 625,000 of which vest over a three-year period from date of grant (1/6 of the total amount each six months). Subsequent to September 30, 1999, an additional 70,000 plan options exercisable at $5.25 per share were granted which vest over a three-year period from the date of the grant (1/6 of the total amount each six months). During the nine-month period ended September 30, 1999, no incentive options were outstanding.

         NON-QUALIFIED STOCK OPTIONS




                                                         Option Price
                                        Shares            per Share
                                      -----------        ------------
Outstanding at
  January 1, 1999                             -0-                -0-

Cancelled                                     -0-                -0-

Granted during the period               1,435,000        $      1.00
                                      -----------        -----------

Outstanding at
  September 30, 1999                    1,435,000        $      1.00
                                      ===========        ===========




5.       NOTE PAYABLE TO RELATED PARTY



         The Company has a note payable of $500,000 at September 30, 1999 due to Thurston Bridge Fund II, a related party, which accrues interest at 8% per annum and is due on March 31, 2000. The note and accrued interest were satisfied in full in December 1999.



6.       INCOME TAXES



         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at September 30, 1999 are substantially composed of the Company's net operating loss carryforwards, for which the Company has made a full valuation allowance. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.



         At September 30, 1999, the Company had net operating loss carryforwards for Federal tax purposes of approximately $1.8 million, which is available to offset future taxable income, if any, through 2014.

 7.      RELATED PARTY TRANSACTIONS



         During the period ended September 30, 1999, the Company has compensated the Thurston Group, a related party, for professional services in the amount of $255,000 which related to the acquisition of funding and certain other investment activity.



         During the period ended September 30, 1999, the Company purchased $25,000 of property and leasehold improvements from a vendor that utilized an officer of the Company as a consultant.



8.       COMMITMENTS AND CONTINGENCIES



         The Company leases its office facility for $3,714 per month in Los Angeles, California. The lease term is three years and expires on May 31, 2002.



         During July 1999, the Company purchased certain equipment from NetDox. Based on the common ownership of the companies, the equipment was recorded at the historical cost of $630,000. Concurrent with this transaction, the Company entered into an agreement for the sale and operating leaseback of the equipment with a third party for $350,000. The difference in value of approximately $280,000 has been recorded in the period ended September 30, 1999 as an impairment in value.



         Lease expense totalled $64,996 in the period ended September 30, 1999. Future minimum payments under the leases are as follows:




         Calendar Year Ended:
         -------------------
                  1999                                   $  104,867
                  2000                                      434,904
                  2001                                      180,654
                  2002                                       70,414
                                                         ----------

                  Total                                  $  790,839
                                                         ==========




9.       MANAGEMENT PLANS



         During the period ended September 30, 1999, the Company commenced marketing and sales of its unified messaging service. Management believes that available cash resources and increased sales will be insufficient to meet its cash flow requirements through September 2000. Management has developed alternate plans which include, but are not limited to, raising additional equity financing and identifying companies with additional complimentary services for merger or acquisition with the Company.

10.      YEAR 2000 COMPLIANCE (UNAUDITED)



         The Company utilizes computer hardware and software in its operations. Any of the Company's programs that recognize a date using "00" as the year 1900 rather than the year 2000 could result in errors or system failures.



         The Company has completed an evaluation of its computer hardware and software and believes that its mission critical systems are Year 2000 compliant.



11.      SUBSEQUENT EVENTS (UNAUDITED)



         The Company entered into an advertising consulting agreement in May 1999. In exchange for services, the Company agreed to compensation of 5,000 free trading common voting shares to be issued by January 31, 2000.



         The Company entered into a subscription agreement for bridge financing in October 1999. The convertible promissory note of $100,000 accrues interest at 10% and is due on or before April 30, 2000. In consideration for the financing, 20,000 shares of common stock were sold at par.

                            John J. Faircloth, C.P.A.
                             402 North Howard Avenue
                              Tampa, Florida 33606
                              Phone: (813) 254-5602
                               Fax: (813) 251-0272



               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Board of Directors Golf Ball World, Inc.


I have audited the accompanying consolidated balance sheets of Golf Ball World, Inc. as of December 31, 1997 and 1998 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.



I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.


In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golf Ball World, Inc. as of December 31, 1997 and 1998 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not received significant revenue and has incurred losses since inception. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern, unless additional funds are raised. The financial statements do not include adjustments that might result from the outcome of this uncertainty.


John J. Faircloth, C.P.A.


Tampa, Florida
February 15, 1999

                                 QORUS.COM, INC.
                           CONSOLIDATED BALANCE SHEETS



                                                  December 31, 2000
                                              1998                   1997
ASSETS
CURRENT ASSETS
Cash and cash equivalents                   $       11           $    1,750
Accounts Receivable                                                    1475
Inventories                                                            4469
Prepaid expenses
         Total current assets               $       11                 7694

Property and equipment, net                                            3266
Notes receivable from related parties
Investments
Deposits and other assets                                               230
         Total Assets                       $       11           $   11,190


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                 $    2,903
Accrued expenses
Notes payable to related parties
Notes payable to shareholder                                          20210
         Total current liabilities                   0                23113

SHAREHOLDERS' EQUITY
Common stock -- par value $.001;                   221                  217
50,000,000, 24,000,000 and 24,000,000
shares authorized and 11,353,596,
2,211,033 and 2,173,333 issued and
outstanding at June 30, 1999,
December 31, 1998 and 1997
respectively
Preferred stock -- par value $.01 at
June 30, 1999; 5,000,000 share authorized
and no share issued and Outstanding.

Paid-in capital                                208,410              108,528
Accumulated deficit                           (208,620)           $(120,668)
         Total shareholders' equity                 11              (11,923)
         Total Liabilities and              $       11               11,190
         shareholders' equity

                                 QORUS.COM, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                   December 31,
                                                 1998        1997
Revenues                                       $      0    $ 32,994
         Cost and expenses:
         Cost of sales                                       28,795
         Selling and administrative expenses     40,770      44,746
         Depreciation                                         2,917
                  Total costs and expenses       40,770      76,458

Loss from continuing operations                 (40,770)    (43,464)

Other income (expense), net                          --          --
Loss from discontinued operations               (47,182)

Net Loss                                       $(87,952)   $(43,464)

Basic loss per share:
         Continuing operations                  (0.0186)    (0.0201)

         Discontinued operations                (0.0231)

                  Total basic loss per share   $(0.0399)   $(0.0201)

                                QORUS.COM, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                       December 31
                                                                     1998        1997

Cash flows from operating activities
Net loss                                                           (87,952)    (43,464)
Adjustments to reconcile net loss to net cash provided
  (used) by operations:
Depreciation and amortization expense                                  933       2,917
Property and deposits of discontinued operations                     2,563
Changes in operating assets and liabilities:
         Accounts receivable                                         1,475      (1,475)
         Inventories                                                 4,469       3,619
         Prepaid expenses
         Deposits and other assets
         Accounts payable                                           (2,903)     (6,046)
         Accrued expenses
         Other liabilities
             Net cash provided (used) by operating activities        3,041      (3,902)


INVESTING ACTIVITIES:
         Purchase of property and equipment
         Purchase of investments
         Issuance of notes receivable                                           14,000
             Net cash provided (used) by investing activities           --      14,000


FINANCING ACTIVITIES:
         Borrowings from notes payable                                  --      11,956
         Proceeds from issuance of common stock, net                28,275
         Contribution to capital                                    51,401      19,326
             Net cash provided by financing activities              79,676      31,282

             Net increase (decrease) in cash & cash equivalents   $ (1,739)   $    833


Cash & cash equivalents, beginning of period                         1,750         917

Cash & cash equivalents, end of period                            $     11    $  1,750

                                QORUS.COM, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                                  Total
                                      Shares         Common      Paid-in-    Accumulated       Shareholders'
                                    Outstanding      Stock       Capital       Deficit        Equity (Deficit)
                                    -----------     --------    ----------   ------------     ----------------
BALANCE, JANUARY 1, 1997               6,520,000       $ 652      $88,767       $(77,204)            $12,215

Additional Capital contributed                                     19,326                             19,326

Net loss                                                                         (43,464)            (43,464)

BALANCE, DECEMBER 31, 1997             6,520,000         652      108,093       (120,668)            (11,923)

Issuance of common stock                 113,100          11       28,264                             28,275

Additional Capital contributed                                     71,611                             71,611

Net loss
                                                                                 (87,952)            (87,952)

BALANCE, DECEMBER 31, 1998             6,633,100         663      207,968       (208,620)                 11

                                QORUS.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       THE COMPANY

Qorus.com, Inc., a Florida corporation ("Company" or "Qorus"), provides value-added Internet based communications solutions using a ubiquitous Internet based services platform to offer a variety of solutions targeted at the convergence of the internet and telecommunications.

The Company was incorporated on January 23, 1991 as "Speak Up America Association, Inc." On December 22, 1995 a shareholder contributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to the Company and the Company changed its name to "Golf Ball World, Inc." The Company operated through December 30, 1998, at which time the Company distributed 100% of the common stock of Golf Balls N' Golf Balls, Inc. to its shareholders as a dividend.

On May 4, 1999 the Company's board of directors adopted a resolution to amend the articles of incorporation and change the name of the corporation to "Qorus.com, Inc." On May 19, 1999 the Company acquired 100% of the common stock of Qorus.com, Inc., a Delaware corporation, in exchange for 5,332,334 shares of the Company's common stock.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements for the six months ended June 30, 1999 include the accounts of Qorus.com and its wholly-owned subsidiary, Qorus.com, Inc., a Delaware corporation. All significant intercompany accounts and transactions have been eliminated.

         The consolidated financial statements for the years ended December 31, 1998 and 1997 include the accounts of Golf Ball World, Inc. and its wholly-owned subsidiary, Golf Balls N' Golf Balls, Inc. All significant intercompany accounts and transactions have been eliminated.

         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

         CONCENTRATIONS OF CREDIT RISK

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of temporary cash investments. The Company places its temporary cash investments in certificates of deposit and with high-quality financial institutions. At June 30, 1999, substantially all cash and cash equivalents were on deposit with two financial institutions.

         INVENTORIES

         Inventories at December 31, 1997, consisted of golf balls and are stated at lower of cost or market.

         PROPERTY AND EQUIPMENT

         Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from two to five years. During the six months ended June 30, 1999, depreciation expense totaled $5,910. Leasehold improvements are amortized over the shorter of the useful life of the asset or the term of the related lease. Property and equipment at June 30, 1999 consists of:


                  Furniture and fixtures            $ 3,504
                  Office equipment                   14,440
                  Production equipment              212,257
                  Leasehold improvements              9,722
                  Total                             239,923
                  Less accumulated depreciation     (5,910)
                  Net property and equipment        234,013


         FAIR VALUE OF FINANCIAL INSTRUMENTS

         The Company has financial instruments consisting of cash equivalents, investments, receivables (including those from related parties), accounts and notes payable. The carrying value of the Company's financial instruments, based on current market and other indicators, approximate their fair value.

         NET LOSS PER SHARE

         The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totaled 3,759,863 for the period ended June 30, 1998.

         COMPREHENSIVE INCOME

         The only component of comprehensive income the Company has is net income.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Ultimate results could differ from those estimates.

         THE COMPANY AS A GOING CONCERN

         The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. However, the Company has not received significant revenues and has incurred significant expenses in developing its product and strategic relationships.

3.       NOTE RECEIVABLE FROM A RELATED PARTY

         The note receivable amounting to $2,370,346 accrues interest at 10% per annum and is due from NetDox, Inc., a related party. NetDox, Inc. and Qorus.com, Inc. are entities under the common control of Thurston Group. On July 15, 1999 the Company forgave $2,100,000 of indebtedness owed to the Company by NetDox in partial consideration of NetDox's sale of certain assets to the Company. See description of the purchase transaction in note 10 below.

4.       INVESTMENT

         The Company has an investment in Tornado Development, Inc. amounting to $1,000,000. The investment relates to a note receivable which converted to shares based on condition (A) of the Note which states, "that the outstanding principal and any unpaid accrued interest shall automatically convert on the earlier of (A) the closing of a financing transaction or series of related transactions in which Tornado Development, Inc. receives gross proceeds of $1,000,000 or more, or such lesser amount equal to the amount advanced under this note." During the six months ended June 30, 1999 the note was converted to 127,344 shares of Tornado's series B preferred stock.

5.       SHAREHOLDERS' EQUITY

         The Company is authorized to issue up to 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.01 par value, to be divided into such classes or series as the board of directors may determine.

         During the year ended December 31, 1998 certain warrants were exercised at $.25 per share for 113,100 pre-split shares of the Company's common stock. During the year ended December 31, 1997, the Company's founding directors contributed $19,326 to the Company for working capital.

         1999 STOCK OPTION PLAN


         The Company's board of directors adopted the 1999 Stock Option Plan (the "Plan") whereby directors, officers, employees and consultants may receive option grants as additional incentive to contribute to the success of the Company. Under the Plan, an aggregate of 2,000,000 shares of common stock has been reserved for issuance pursuant to options ("Plan Options"). The Plan is administered by the Company's board of directors or a committee of the board of directors who's responsibilities include, without limitation, the selection of persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.


         Plan Options granted under the Plan may either be options qualifying as incentive stock options ("Incentive Options") under Section 422 of the Internal Revenue Code of 1986, as amended, or options that do not qualify (Non-qualified Options"). Any Incentive Option granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any Incentive Option granted to an eligible employee owning more than 10% of the Company's common stock must be at least 110% of the fair market value as determined on the date of grant. The term of each Plan Option and the manner in which it may be exercised is determined by the Company's board of directors or the Committee, provided that no Plan Option may be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's common stock, no more than five years after the date of grant. The exercise price of Non-qualified Options shall be determined by the Company's board of directors or the Committee. The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan. The Plan provides that officers, director, key employees and consultants of the Company or any of its subsidiary companies will be eligible to receive Non-qualified Options under the Plan. Only employees are eligible to receive Incentive Options. Recipients of Plan Options may not assign or transfer such Plan Options except by will or by the laws of decent and distribution. During the lifetime of the optionee, an option may be exercised only by such optionee. If an optionee's employment is terminated for any reason, other than death or disability or termination for cause, or if an optionee is not an employee but is a member of the Company's board of directors and his service as a director is terminated for any reason, other than death or disability, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date or from 30 days to 5 years following the date of termination. If the optionee dies during the term of his employment, the Plan Option granted to him shall lapse to the extent unexercised on the earlier of the expiration date of the Plan Option or the date from 30 days to one year following the date of the optionee's death. If the optionee is disabled, the Plan Option granted to him lapses to the extent unexercised on the earlier of the expiration date of the Plan Option or the date from 30 days to one year following the date of the disability.

         At June 30, 1999, 1,425,000 Plan Options exercisable at $1.00 per share have been granted, 800,000 of which are immediately exercisable and 625,000 of which vest over a three year period from date of grant (1/6 of the total amount each six months).

6.       NOTE PAYABLE TO RELATED PARTY

         The Company had a note payable at June 30, 1999 due to Thurston Bridge Fund II, a related party, which accrues interest at 10% per annum and is due on demand. The Company had a note payable at December 31, 1997 due to a shareholder which accrues interest at 8.5% per annum and is due on demand. All interest accrued on the note to the stockholder through December 31, 1997 was waived.

7.       RELATED-PARTY TRANSACTIONS

         The Company has a note receivable from a related party. See note 3 above for a more detailed description.

         During the six months ended June 30, 1999 the Company has compensated the Thurston Group, a related party, for professional services in the amount of $156,376 which related to the acquisition of funding and certain other investment activity.

         The Company has a note payable in the amount of $500,000 due to Thurston Bridge Fund II, a related party, which accrues interest at 10% per annum and is due on demand.


8.       COMMITMENTS AND CONTINGENCIES


         The Company leases its office facilities in two locations in California. Lease terms are from one to three years and expire through June 15, 2002. Rent expense from operating leases totaled $973 for the six months ended June 30, 1999. Future minimum payments under operating leases are as follows:


               1999                                $28,124
               2000                                 49,437
               2001                                 44,572
               2002                                 24,143
                        Total                     $146,276


9.       INCOME TAXES

         The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement basis and the income tax basis of assets and liabilities that will result in taxable or deductible amounts in the future. Such deferred income tax computations are based on enacted tax laws and rates applicable to the years in which the differences are expected to affect taxable income. A valuation allowance is established when necessary to reduce deferred income tax assets to the amounts expected to be realized.

10.      SUBSEQUENT EVENTS

         On July 15, 1999 the Company acquired certain assets from NetDox, Inc. totaling $5,042,200. As consideration for the assets acquired, the Company forgave a portion of a promissory note due from NetDox (see note receivable due from related party) and assumed a note payable to a bank in the amount of $2,942,200. The note accrues interest at 10% per annum and is due August 31, 2000. A summary of the assets acquired from NetDox follows:


                  Machinery and equipment               $1,500,000
                  Brand Name                               300,000
                  Customer lists                         1,000,000
                  Goodwill                               2,242,200
                  Total                                 $5,042,200

                                    PART III

ITEM 1.  INDEX TO EXHIBITS


Exhibit Number           Description of Exhibit
--------------           ----------------------
     2.1            Articles of Incorporation*

     2.2            Bylaws*

     3.1            Form of Common Stock Certificate of Qorus.com, Inc.*

     6.1            1999 Stock Option Plan of Qorus.com, Inc.*

     6.2            Acquisition Agreement between Golf Ball World, Inc., a
                    Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation*

     6.3            Employment Agreement dated May 24, 1999, between Qorus.com,
                    Inc., a Delaware corporation and Michael Sohn*

     6.4            Amendment No.1 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation

     6.5            Software License Agreement between Tornado Development,
                    Inc., a California corporation, and Qorus.com, Inc., a Delaware corporation

     6.6            Tornado Development, Inc. Class A Common Stock Purchase
                    Warrant

     6.7            Registration Rights Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and Tornado Development, Inc., a Delaware corporation, dated April 15, 1999

     6.8            Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and Alpha Telecom (UK) Ltd., a
                    Limited Company, dated June 10, 1999

     6.9            Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and C2C Telecom, Inc., a
                    Delaware corporation, dated September 21, 1999

     6.10           Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and CyberGate, Inc. dated
                    August 31, 1999

     6.11           Master Agreement by and between Qorus.com, Inc., a Delaware corporation, and Moore Business Communication Services, a
                    division of Moore North America, Inc., dated September 10,
                    1999

     6.12 Statement of Work #NWA-1 issued under Master Agreement by and between Qorus.com, Inc., a Delaware corporation, and Moore Business Communication Services, a division of Moore
                    North America, Inc.

     6.13 Bill of Sale, Assignment and Assumption Agreement by and between Qorus.com, Inc., a Delaware corporation, and NetDox, Inc., a Delaware corporation, dated July 15, 1999

     6.14           Rescission Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and NetDox, Inc., a Delaware corporation, dated December 31, 1999



                                     III-2

     6.15           Commission Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and NetDox, Inc., a Delaware corporation, dated December 31, 1999

     6.16           Consulting Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and Thurston Group, Inc., a Delaware corporation, dated March 1, 1999

     6.17           Lease and Service Agreement by and between Southern European
                    Communications Corp., a Delaware corporation, and VANTAS/Fair Oaks dated December 23, 1999

     6.18           Internet Data Center Services Agreement by and between
                    Qorus.com, Inc., a Delaware corporation, and Exodus
                    Communications, Inc.

     6.19           Amendment No. 2 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation

     6.20           Settlement Agreement and Release by and between Qorus.com,
                    Inc. and Tornado Development, Inc. dated October 28, 1999

     6.21           Amendment No. 1 to Software License Agreement dated October
                    28, 1999 by and between Qorus.com, Inc. and Tornado
                    Development, Inc.

     8.1            Acquisition Agreement between Golf Ball World, Inc., a
                    Florida corporation, and the stockholders of Qorus.com.
                    Inc., a Delaware corporation (filed as Exhibit 6.2 hereto)*

     8.2            Amendment No. 1 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation (filed as Exhibit
                    6.4 hereto)

     8.3            Amendment No. 2 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation (filed as Exhibit
                    6.19 hereto)

      27            Financial Data Schedule



         * Previously filed


ITEM 2.     DESCRIPTION OF EXHIBITS

    See Item 1, above.



                                     III-3

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: January 21, 2000                                QORUS.COM, INC.



                                                      By: /s/ Michael Sohn
                                                         -----------------------
                                                         Michael Sohn
                                                         Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit Number           Description of Exhibit
--------------           ----------------------
     2.1            Articles of Incorporation*

     2.2            Bylaws*

     3.1            Form of Common Stock Certificate of Qorus.com, Inc.*

     6.1            1999 Stock Option Plan of Qorus.com, Inc.*

     6.2            Acquisition Agreement between Golf Ball World, Inc., a
                    Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation*

     6.3            Employment Agreement dated May 24, 1999, between Qorus.com,
                    Inc., a Delaware corporation and Michael Sohn*

     6.4            Amendment No.1 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation

     6.5            Software License Agreement between Tornado Development,
                    Inc., a California corporation, and Qorus.com, Inc., a Delaware corporation

     6.6            Tornado Development, Inc. Class A Common Stock Purchase
                    Warrant

     6.7            Registration Rights Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and Tornado Development, Inc., a Delaware corporation, dated April 15, 1999

     6.8            Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and Alpha Telecom (UK) Ltd., a
                    Limited Company, dated June 10, 1999

     6.9            Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and C2C Telecom, Inc., a
                    Delaware corporation, dated September 21, 1999

     6.10           Authorized Reseller Agreement by and between Qorus.com,
                    Inc., a Delaware corporation, and CyberGate, Inc. dated
                    August 31, 1999

     6.11           Master Agreement by and between Qorus.com, Inc., a Delaware corporation, and Moore Business Communication Services, a
                    division of Moore North America, Inc., dated September 10,
                    1999

     6.12 Statement of Work #NWA-1 issued under Master Agreement by and between Qorus.com, Inc., a Delaware corporation, and Moore Business Communication Services, a division of Moore
                    North America, Inc.

     6.13 Bill of Sale, Assignment and Assumption Agreement by and between Qorus.com, Inc., a Delaware corporation, and NetDox, Inc., a Delaware corporation, dated July 15, 1999

     6.14           Rescission Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and NetDox, Inc., a Delaware corporation, dated December 31, 1999

     6.15           Commission Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and NetDox, Inc., a Delaware corporation, dated December 31, 1999

     6.16           Consulting Agreement by and between Qorus.com, Inc., a
                    Delaware corporation, and Thurston Group, Inc., a Delaware corporation, dated March 1, 1999


     6.17           Lease and Service Agreement by and between Southern European
                    Communications Corp., a Delaware corporation, and VANTAS/Fair Oaks dated December 23, 1999

     6.18           Internet Data Center Services Agreement by and between
                    Qorus.com, Inc., a Delaware corporation, and Exodus
                    Communications, Inc.

     6.19           Amendment No. 2 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation

     6.20           Settlement Agreement and Release by and between Qorus.com,
                    Inc. and Tornado Development, Inc. dated October 28, 1999

     6.21           Amendment No. 1 to Software License Agreement dated October
                    28, 1999 by and between Qorus.com, Inc. and Tornado
                    Development, Inc.

     8.1            Acquisition Agreement between Golf Ball World, Inc., a
                    Florida corporation, and the stockholders of Qorus.com.
                    Inc., a Delaware corporation (filed as Exhibit 6.2 hereto)*

     8.2            Amendment No. 1 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation (filed as Exhibit
                    6.4 hereto)

     8.3            Amendment No. 2 to Acquisition Agreement between Golf Ball
                    World, Inc., a Florida corporation, and the stockholders of Qorus.com, Inc., a Delaware corporation (filed as Exhibit
                    6.19 hereto)

      27            Financial Data Schedule



         * Previously filed